SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August, 2004



                                CP SHIPS LIMITED

    ------------------------------------------------------------------------

                 (Translation of Registrant's Name Into English)

             62-65 Trafalgar Square, London WC2N 5DY, United Kingdom

    ------------------------------------------------------------------------

                    (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F____              Form 40-F        X
                                                 -

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes______         No       X
                                -

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

     This report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant:

                             Form S-8 No. 333-13954



                               Page 1 of 63 Pages

                        Exhibits Index appears on Page 3

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     CP SHIPS LIMITED
                                                   (Registrant)

Date:  16 August 2004
                                     By:   /s/ John K. Irving
                                          -----------------------------------
                                          Name:   John K. Irving
                                          Title:  Vice President, General
                                                  Counsel & Secretary

                                 Exhibits Index

                    The following is a list of Exhibits
                    included as part of this Report on Form
                    6-K.

Description of Exhibit                                                  Page

     10.1   Press Release of CP Ships Limited dated 16 August
            2004 "CP SHIPS ANNOUNCES SECOND QUARTER 2004
            OPERATING INCOME OF $ 26 MILLION AND CONFIRMS
            RESTATEMENTS OF PRIOR PERIODS"                               4

     10.2   Certification of Interim Filings of Chief Executive
            Officer, dated August 16, 2004                              33

     10.3   Certification of Interim Filings of Chief Financial
            Officer, dated August 16, 2004                              34

     10.4   CP Ships Limited Financial Statements, 31st December
            2003, Restated

                                                                Exhibit 10.1

CP SHIPS                REGIONAL FOCUS     o GLOBAL SCALE



     CP SHIPS ANNOUNCES SECOND QUARTER 2004 OPERATING INCOME OF $ 26 MILLION
                   AND CONFIRMS RESTATEMENTS OF PRIOR PERIODS

    (Please see definitions of non-GAAP terms at the end of this Management's
                            Discussion and Analysis)

LONDON, UK (16th August 2004) - CP Ships Limited today announced its second quarter 2004 financial results and restatements of the years 2002 and 2003 and first quarter 2004.

Second Quarter Summary

Unaudited operating income for second quarter 2004 of US $26 million, down from the restated $34 million operating income in second quarter 2003 but more than double first quarter 2004's restated $11 million. Basic earnings per share was $0.03 compared with restated $0.26 in second quarter 2003 and restated $0.03 in first quarter 2004. Net income available to common shareholders was $3 million compared to restated $23 million in the same period 2003 and restated $3 million in first quarter 2004.

However, second quarter net income included a $9 million or $0.10 per share non-cash interest charge from fair valuing interest rate swap agreements which do not qualify for hedge accounting under new accounting rules effective 1st January 2004. This followed a first quarter gain of $5 million or $0.06 per share. Net income for the second quarter before this charge was $12 million or $0.13 per share.

Volume was 570,000 teu, up 2% from second quarter last year. Average freight rates (1) increased 7% from second quarter 2003 and 4% from first quarter 2004. EBITDA (2) at $55 million was down from restated $63 million in second quarter 2003 but up from restated $43 million in first quarter 2004. Cost per teu(3) was 11% higher than restated second quarter 2003 due mainly to increases in operational expenses, more costly charter renewals and the adverse effect of the weaker US$.

"Second quarter operating income was disappointing, especially in the TransAtlantic where volume and freight rates were flat and costs up. But also, Asia was affected by congestion over the Vancouver gateway. However, Latin America is showing further signs of recovery and Australasia was on track," said CEO Frank Halliwell. "To counter cost increases we have raised our annualized cost savings target. With further freight rate increases expected, we look forward to a stronger overall performance in the second half of the year."




                                      1/29

Restatement Summary

Further to our announcement on 9th August, the previously reported financial results for 2002, 2003 and first quarter 2004 have been restated. The total effect of all restatements is $41 million with $7 million in 2002, $29 million in 2003, and $5 million in first quarter 2004.

First Half 2004

Operating income for the first half 2004 at $37 million was up $9 million from restated $28 million before exceptional charges in the same period last year. Stronger volume up 6% and higher freight rates up 8% were partly offset by higher costs.

Basic earnings per share for first half 2004 was $0.07, or $0.16 before charges for fair valuing interest rate swaps and for writing off unamortized fees and other costs relating to the former revolving credit facilities which were cancelled and replaced during the first quarter. This compares with a restated basic earnings per share of $0.09 before exceptional charges for the first half of 2003. Net income available to common shareholders was $6 million compared to a restated net loss of $2 million in 2003.

Second Quarter 2004 Commentary

Several factors adversely affected the weaker second quarter 2004 operating income compared with restated second quarter 2003.

Firstly, cost per teu (3) was up by 11%. Operational costs, mainly inland transport, were significantly higher, representing half of the 11% increase. The continuing adverse impact of the weaker US$, estimated at $19 million before hedging, was 3% of the increase, although currency had a positive impact on revenue of $9 million. The adverse effect of higher ship charter costs was about $14 million, or 2% of the increase. Fuel costs were up $2 million in the quarter with lower consumption partly offsetting higher prices.

Secondly, the balance sheet revaluation for non-US$ assets and liabilities at 30th June 2004 led to an exchange loss of $7 million compared to an exchange gain of $1 million in restated second quarter 2003. The net movement was therefore adverse $8 million or $0.09 per share.

Thirdly, continuing rail congestion in Western Canada adversely impacted operations over Vancouver, mainly in our Asia-Americas trade lane. The estimated adverse impact was $6 million or $0.07 per share due to reduced volume, largely recovered since the end of the quarter, and some incremental operational costs. Indeed, continuing strong global demand growth particularly from China since 2002 has led to increasing congestion at some marine terminals and shortages of rail and truck capacity, mostly in North America and Europe.

The estimated adverse impact of charter renewals on 2004 operating income has increased from $35 million to $40 million based on 26 versus the previously announced 24 ships. This is in addition to the estimated incremental cost of $17 million in 2004 for 26 charter renewals last year. Renewals have now been concluded for most ships for which charter agreements expire in 2004.


                                      2/29

The 2004 cost reduction program is now expected to deliver $50 million of annualized savings, up from the $35 million announced in May. We expect about $35 million to contribute to 2004 results, with one-third in the first half and the remaining two-thirds in the second half.

During the second quarter, we announced several new service initiatives as part of our growth strategy to strengthen our market position in core trade lanes and to diversify into new regional markets. In the Asia-Americas trade lane, we announced expansion of our existing services through slot exchange agreements, and now operate five weekly services, thereby improving port coverage and sailing frequency with no increase in overall total operating capacity. We announced a new fortnightly service between Asia and Australasia to be operated with two chartered 1700 teu ships. Thirdly, an additional fortnightly service will operate with three chartered ships between the Gulf of Mexico and Brazil, thereby complementing the existing Gulf-East Coast South Americas service. All these services started in July.

In April 2004, we acquired ROE Logistics and the business has performed to expectations.

Subsequent to the end of the quarter, we ordered 3000 temperature-controlled containers. This investment of about $50 million is the first phase of a plan to expand our presence in the growing, higher margin, temperature-sensitive cargo market and to replace older units.

By the end of the quarter, our ships and terminal operations successfully complied with security measures mandated by the United Nations ISPS code which came into effect on 1st July 2004.

The ship fleet was 78 ships on 30th June, up from 76 ships on 31st March 2004 due mainly to the start of new services.

Restatement

CP Ships operates an international container shipping business with an annual volume of over two million teu and another one million teu of empty container movements. Each full movement involves the transport of cargo from an origin point in one country to a destination point in another country. There are several components of cost to each movement of a container, whether full or empty, such as inland transportation on truck, train or barge and handling and storage of containers at ports and inland depots.

The company therefore has to account for many millions of individual cost components. Some of these costs are certain at the time the movement occurs, others have to be estimated. In addition, there are often late changes both in customers' requirements and in our operations such as voyages being rescheduled. Estimates for costs are based on the detailed steps of a particular move and our knowledge of current or recent vendor costs. Our vendors are located in many countries around the world and there is normally a lag in receiving actual cost information, in some cases up to several months.



                                      3/29

A number of factors have recently come to light that arose during 2003 and continued into 2004 that caused us to understate our cost estimates.

CP Ships introduced a new SAP financial accounting system in the majority of the business with effect from 1st January 2004. The preparations for the implementation of SAP started in late 2002 and continued throughout 2003. The implementation itself spanned the first quarter 2004. The demands on the finance and related business functions increased significantly during this period and certain of the processes and controls required to make reasonable estimates of accruals were affected as a result. For example, there were delays in the transfer of cost related information between the operations and finance functions such that cost estimates were not updated sufficiently quickly. There were also delays in processing actual cost data.

These control issues occurred at a time when the pattern of our trading was changing with the commencement of new services, leading to a different cost profile. It was also a time of higher than normal cost increases, such as fuel surcharges from truckers, exacerbated by a weakening US$ which increased our non US$ costs.

As a result monthly adjustments to cost accruals routinely made by management were not sufficient to cover eventual costs. The cost underaccrual was most significant in fourth quarter 2003 and continued into the first quarter 2004. This was not identified in part because of the above control issues but also as a result of the SAP transition.

The total amount of underaccruals relating to 2003 was $20 million. The amount relating to first quarter 2004 was $4 million.

In addition to the underaccruals referred to above, the company has made other adjustments reducing net income in prior periods. The need for these adjustments has been identified both as a result of the implementation of SAP and through improved reconciliation procedures of account balances. These adjustments are discussed below.

SAP has improved controls over transactions and balances, particularly between CP Ships group companies. These improvements have identified that balances totalling $8 million should not have been retained on the group's balance sheet and these have therefore been charged to income. Of this amount $3 million originated from intercompany revenue recharged between group companies, all for 2003. In addition, other balances totalling $4 million for 2003 and $1 million for first quarter 2004 have been charged to income.

The original $8 million reduction to 2003 net income, which was announced on 11th May 2004 in the first quarter 2004 report, also resulted from control issues over intercompany balances which caused the reduction of accruals for certain container shipping costs. Following extensive investigation, this adjustment has been increased slightly to $9 million and the period affected has been revised such that $7 million affects 2002, rather than 2003 as originally announced, and $2 million affects 2003.



                                      4/29

First quarter 2004 net income has been revised downward by $5 million from the $8 million originally reported to $3 million. Of the adjustment, $ 4 million is the underaccrual of container shipping costs and $1 million is reduction in revenue.

The total reduction in net income for 2003 is $29 million of which $20 million is the underaccrual of container shipping costs; $7 million is intercompany and other balances which cannot be supported and which mainly reduce revenue; and $2 million is the inadvertent reversal of cost accruals being the remaining effect on 2003 of the original $8 million revision. Restated net income for 2003 is $53 million compared to $82 million originally reported.

Net income for 2002 is reduced by $7 million relating to the understatement of container shipping costs. Net income for 2002 has therefore been revised downward from $52 million as originally reported to $45 million.

There is no tax effect related to these adjustments.

The balance sheet at 31st December 2003, included as a comparison in this report, has been restated to reduce retained earnings by $36 million, from $615 million originally reported before the restatement announced on 11th May 2004 to $579 million representing the cumulative effect of the 2003 and 2002 profit restatements with corresponding effects on accounts receivable and accounts payable, as disclosed in note 3 to the attached interim financial statements.

The cash flow statements have been modified to reflect the changes in the balance sheet. There is no change in the cash position as reported at the start or end of the relevant periods affected by the restatement of results for 2002, 2003 and first quarter 2004.

Note 3 to the attached interim financial statements includes further details on the effect of these restatements on the interim consolidated statements of income for the three month period ended 31st March 2004, the three and six months ended 30th June 2003 and on the balance sheets at the relevant dates.

We have so far deployed common operational systems and SAP financial accounting systems in five of our seven brands and we presently anticipate completing the remaining implementation during early 2005, after which all brands will be on one operational system and one financial system. We do not anticipate any significant transition issues at the two remaining brands, one of which is already on an earlier version of the SAP financial accounting system.

The implementation of SAP is a major step forward in financial control. We have also taken a number of corrective measures to improve the controls in accounting and business processes, in particular those involving the recording and monitoring of accruals for costs and the review and reconciliation of balances. We will further review the quality of controls in these areas and are also strengthening the finance organization.




                                      5/29

Outlook

For the rest of 2004, we anticipate improved freight rates in our core trade lanes. In the TransAtlantic, operating results are unsatisfactory and, unless we can achieve meaningful freight rate improvements, we will consider restructuring our services. In Asia, the full effect of freight rate increases in the second quarter, continuing strong volume, expansion of services in the Asia-Americas trade lane and a better performance in the India services are all expected to contribute to much improved results in the second half. We therefore consider that net income for full year 2004 will be higher than 2003 net income of $82 million, as originally reported before any restatements.

Litigation

We are aware that certain security holder class action lawsuits have been filed against the company and officers. Press releases issued by the plaintiffs in those lawsuits make reference to the company's restatement of financial results announced on 9th August 2004. We have not been served with copies of the complaints in any of these lawsuits and therefore have not reviewed the particular allegations of the complaints.

REVIEW OF OPERATIONS

TransAtlantic Market

Operating income at $8 million was $12 million lower than the restated $20 million in second quarter last year, but $10 million higher than first quarter loss of restated $2 million. Operating costs, except ship network, were significantly higher due mainly to the adverse impact of the weaker US$ and inland transport cost increases, offsetting higher average freight rates, up 7% from second quarter last year and 1% from first quarter. Both westbound and eastbound volume were flat compared to second quarter last year with some westbound schedule disruption and weaker than anticipated export shipments from North America.

For the first half 2004, operating income at $6 million was down from restated $21 million in the same period last year due mainly to increased costs, even though volume was up 4% and average freight rates up 9%.

Australasian Market

Operating income was $6 million in second quarter 2004, the same as the restated $6 million in second quarter last year. Increased ship network costs and slightly lower volume offset higher average freight rates, which were up 14% from restated second quarter last year although flat versus first quarter 2004.

Operating income for the first half 2004 was $16 million compared with the restated $12 million for same period last year with higher average freight rates up 16% offsetting increased operating costs.

Latin American Market

Operating income at $5 million was up from restated $3 million in second quarter last year and up from restated $1 million in first quarter 2004. Volume was flat but improving trade lane conditions led to stronger average freight rates, 7% higher than second quarter 2003 and up 11% from first quarter 2004.



                                      6/29

For the first six months of 2004, operating income at $6 million was up from restated $3 million in the same period last year with volume up 5% and average freight rates up 3%.

Asian Market

Operating income was nil compared to restated $2 million in second quarter 2003. Despite a 14% increase in volume and a modest improvement in average freight rates, which were up 2% compared with restated second quarter 2003 and 10% from restated first quarter 2004, ship network costs were higher following expansion of our services, while rail congestion over the Vancouver gateway contributed to lower capacity utilization mainly in June. For the first six months, the operating loss was $1 million, an $11 million improvement from first half 2003 restated $12 million loss. The improvement was due to withdrawal from Asia-Europe, stronger volume and higher average freight rates up 3%, partly offset by higher operational costs.

Other Activities

Operating income was $7million compared with $3 million in second quarter last year due to better results in the North America - South Africa trade and Montreal Gateway Terminals as well as from the recently acquired ROE Logistics.

Year to date operating income was up from $4 million in 2003 to $10 million in 2004.

Other Consolidated Income Statement Items

Current income tax expense at $2 million was flat compared to second quarter 2003. For the first six months, current income tax expense at $4 million was $1 million higher than in the first half of 2003.

Net interest expense for the second quarter was $21 million compared to $9 million in the same period 2003 due mainly to a $9 million non-cash charge from fair valuing interest rate swap agreements which do not qualify for hedge accounting under new accounting rules effective 1st January 2004.

Net interest expense for the first six months of 2004 was $28 million compared with $17 million. It includes a net $4 million non-cash interest charge from fair valuing the interest rate swap agreements and a further $4 million charge to write off unamortized fees and other costs relating to the former revolving credit facilities which were cancelled and replaced during the first quarter.

LIQUIDITY AND CAPITAL RESOURCES

Cash inflow from operations before exceptional item related payments was $28 million in second quarter compared to $26 million in the same period 2003 due to an improvement of $25 million in non-cash working capital, which offset lower net income.

For the first half, cash inflow before exceptional item related payments was $54 million compared to $9 million in the same period 2003 due to an improvement of $46 million in non-cash working capital.



                                      7/29

Capital expenditure in second quarter 2004 at $9 million and year to date at $18 million was mainly investment in ship equipment and information systems. Outstanding capital commitments of $2 million at 30th June 2004 were down from $3 million at 31st March 2004. At 30th June 2004, $8 million of deferred consideration was outstanding for prior acquisitions. It is payable over the next three years subject to the achievement of financial targets. Subsequent to the end of the quarter, we ordered 3000 temperature-controlled containers for an investment of about $50 million.

As previously reported, we strengthened our liquidity in first quarter 2004 by issuing $200 million of 4% convertible senior subordinated notes due in 2024 and by replacing the two existing secured revolving credit facilities with a new five-year $525 million multi-currency revolving credit facility.

Proceeds from the convertible notes issue were used to reduce borrowings under the former revolving credit facilities. Holders of the convertible notes have the option under certain specified conditions (see note 8 to the notes to the interim consolidated financial statements) to convert them into common shares at an initial conversion price of approximately $25.22 per share. Holders have the right to put the notes to CP Ships in exchange for cash at par on 30th June 2009, 30th June 2014 and 30th June 2019. In certain circumstances prior to 30th June 2009, including the occurrence of a change of control or an event which would result in CP Ships common shares being no longer listed for trading on either the Toronto or New York stock exchanges, CP Ships would be required to make an offer to purchase all of the outstanding notes at a price equal to 100% of the principal amount plus accrued interest. The note holders have 30 days to accept any such offer. CP Ships can call the notes at par at any time after 3rd July 2009. No sinking fund has been established for the redemption of the notes.

The convertible notes' shelf registration statement was declared effective on 26th April 2004, although in connection with the company's 11th May 2004 restatement announcement, the company suspended use of the registration statement on 11th May 2004. As a result of this suspension, the interest rate payable on the notes was increased by 0.25% on 25th June 2004 to 4.25% per annum. If the suspension of the registration statement continues through 23rd September 2004, the interest payable on the notes would increase a further 0.25% to 4.50% per annum. We plan to reactivate the shelf registration statement over the course of the next few weeks following completion of the relevant filings, after which the interest rate payable on the notes would return to 4.00% per annum.

Also, as previously reported, a $525 million revolving credit facility was arranged during first quarter 2004 replacing two similar facilities that combined for the same aggregate amount to use for general corporate purposes including capital expenditure and acquisitions. The credit facility is secured on 25 ships with a net book value at 30th June 2004 of $762 million and is currently priced at LIBOR+1.10% with a commitment fee of 40% of the margin payable on the undrawn portion. The margin increases by 0.15% if the facility is more than 50% drawn. The margin will also change in the event that the corporate credit rating from Standard and Poor's or the senior implied rating from Moody's Investor Services changes. Availability of the facility is linked to the market values of the ships pledged as security, which are revalued annually. The facility, which contains a number of cross default provisions and financial and operational covenants customary for these types of facilities, requires minimum levels of liquidity and tangible net worth and limits incremental debt.



                                      8/29

During June 2004, the financial covenants contained in the Canmar Venture and Spirit capital leases were conformed with those in the $525 million revolving credit facility.

Long-term debt was $591 million at 30th June 2004, down from $651 million at 31st December 2003 due to repayment of borrowings out of operating cash flow and proceeds from the issuance of the convertible notes, of which $29 million was classified as other equity. Borrowings under the $525 million revolving credit facility were $50 million with sufficient collateral available to draw the remaining $475 million. Cash and cash equivalents was $54 million compared to $75 million at 31st December 2003.

At 30th June 2004, CP Ships was in compliance with its covenants and had no dividend or debt arrears. It expects to remain in compliance throughout 2004 based on current projections, including after taking into account the restatement.

Following the announcement on 9th August that we would restate our previously reported financial results for 2002, 2003 and first quarter 2004, we have had discussions regarding the restatements with both Moody's Investor Services and Standard and Poor's who are consequently reviewing their credit ratings. CP Ships corporate rating from Standard and Poor's is currently BBB- and senior implied rating from Moody's Investor Services Ba2. The 10.375% senior notes are rated BB+ and Ba1 and the convertible notes BB+ and B1.

Shareholders' Equity

Shareholders' equity increased to $1,306 million at 30th June 2004 from restated $1,278 million at 31st December 2003 from the $29 million of the convertible notes issuance recorded as other equity, the addition of net income for the first half 2004, increases in contributed surplus for stock-based compensation, offset by cumulative adjustments on foreign currency translation.

At 12th August 2004, there were 90,046,168 common shares outstanding.

FINANCIAL INSTRUMENTS

Foreign Currency Exchange Risk Management

CP Ships' revenue is denominated primarily in US$, but it is exposed to foreign currency exchange risk through local operating costs. The most significant are the Euro, Canadian $, Mexican Peso, and GB Pound. To manage this risk, various financial instruments are used including forward contracts, currency swaps and put and call options.

During second quarter, about 80% of the Euro, 85% of the Canadian $, and 45% of the GB Pound exposures were hedged resulting in a loss of $1 million compared to a $7 million gain in the same period last year.

For first half 2004, about 66% of the Euro, 71% of the Canadian $, and 24% of the GB Pound exposures were hedged resulting in a loss of $2 million compared to a $7 million gain in the same period 2003.



                                      9/29

At the end of the second quarter, hedges were in place such that approximately 70% of the Euro, 85% of the Canadian $ and 45% of the GB Pound anticipated exposures for the remainder of 2004 are hedged using a combination of forward contracts and put and call options. In addition, 25% of the anticipated exposure for each of these currencies has been hedged for the first quarter 2005.

     The hedges for the Canadian $, Euro and GB Pound in place at 30th June 2004 have the following ranges to the US $:

                                        Hedge  range

                                Remainder of 2004               2005
                                ------------------------------------------
Canadian  $                          1.29 - 1.39               1.28 - 1.38

Euro                                 1.20 - 1.24               1.18 - 1.25

GB Pound                             1.73 - 1.79               1.71 - 1.77

The estimated impact before hedging of a 1% decrease in the US$ exchange rate against the Euro, Canadian $, Mexican Peso, and GB Pound combined would be to decrease annual operating income by $5 million; a 1% increase in the US$ exchange rate would increase operating income by $5 million.

Interest Rate Risk Management

At 30th June 2004, taking account of fixed to floating rate swaps on the ten-year senior notes, $367 million or 62% of debt was at floating rates linked to US$ LIBOR. The average margin on the floating debt was 3.6%. The remaining borrowings were fixed at an average rate of 4.8%.

Net of cash and cash equivalents, and ignoring the impact of changes in the fair value of the fixed to floating interest rate swaps on the senior notes, the estimated effect of a 1% increase in US$ LIBOR would be to decrease annual net income by $3 million.

Fuel Price Risk Management

During second quarter 382,000 tonnes of bunker fuel were consumed at an average price of $171 per tonne compared to 407,000 tonnes at $157 per tonne in same period 2003. For the first six months 759,000 tonnes were consumed at an average price of $165 per tonne compared to 794,000 tonnes at $164 per tonne in 2003.

To manage up to 50% of our anticipated exposure to movements in the price of bunker fuel, a range of instruments is used including swaps and put and call options. During second quarter 2004, a hedge gain of $1 million was incurred due to spot prices being higher than contract prices under the hedging arrangements, compared to nil in 2003. For the first six months, a hedging loss of $1 million was incurred compared to nil in 2003.

At 30th June 2004, we had hedged approximately 10% of anticipated bunker fuel purchases against the Rotterdam 3.5% Barges Index for the rest of 2004, at a price of $137 per tonne, before delivery costs, and we had hedged a further 10% of anticipated bunker fuel purchases against the Rotterdam 3.5% Barges Index for the rest of 2004 with


                                    10/29
call options limiting the price to $162 per tonne for 5% of purchases and $170 per tonne for the remaining 5%, before delivery costs.

The estimated impact on annual operating income based on 2003 fuel purchases before hedging of a 5% movement in CP Ships second quarter 2004 average bunker fuel price would be $14 million, although about 50% of any price increase is recovered through fuel surcharges with a delayed recovery of two to three months.

OFF-BALANCE SHEET ARRANGEMENTS

No off-balance sheet arrangements, including guarantee contracts, retained or contingent interests, derivative instruments and variable interest entities, were entered into during the quarter which have, or are reasonably likely to have, a current or future material effect on financial results.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Critical accounting policies are discussed in the Management's Discussion and Analysis included in the 2003 annual report. The preparation of the consolidated financial statements in accordance with Canadian generally accepted accounting principles requires judgement and the use of estimates that affect the reported amounts. A substantial proportion of CP Ships' container shipping operations costs such as for inland transport and empty container positioning has to be estimated for each period and is included in the period end balance sheet as accruals. Actual results may differ from these estimates.

CHANGE IN ACCOUNTING POLICIES

Stock-based Compensation (note 2(a) of the interim consolidated financial statements)
Effective 1st January 2004, the amended CICA 3870, "Stock-based
Compensation and Other Stock-based Payments", requires the use of the fair value method to calculate all stock-based compensation associated with granting stock options to employees and directors, and the inclusion of that expense in the consolidated statement of income. Prior to 1st January 2004, the effects of the fair value method were disclosed in the notes to the consolidated financial statements and stock-based compensation granted to employees and directors was not recognized as an expense in the consolidated statement of income.

Under the revised accounting policy, the fair value of stock-based compensation is measured on the date of the grant and this cost is recognized over the vesting period of the options in results from operations. CP Ships has selected the retroactive application without restatement method to reflect the cumulative effect of this change as of 1st January 2004 of $1 million for stock options granted on or after 1st January 2002. This is reported separately in the consolidated statement of retained earnings and as an adjustment to contributed surplus. As allowed under the transitional provisions of CICA 3870, prior year financial statements have not been restated to apply the provisions of the revised accounting policy for stock-based compensation.

Hedging Relationships (note 2(b) of the interim consolidated financial statements)
CICA Accounting Guideline AcG 13, "Hedging Relationships", establishes new criteria for applying hedge accounting which apply to all hedging relationships in effect on or after 1st January 2004. These guidelines specify the




                                    11/29
circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting. When hedge accounting criteria are not met, derivative instruments accounted for as hedges prior to 1st January 2004 will no longer continue to be accounted for as hedges and their recorded amounts will be adjusted from their carrying value to their fair value.

Effective 1st January 2004, it has been determined that certain derivative instruments, including the interest rate swap agreements, would no longer qualify as hedges for accounting purposes. As a result, the carrying value of these instruments has been included as at 1st January 2004 at fair value, a loss of $0.3 million, on 1st January 2004. The corresponding adjustment of $0.3 million has been deferred and will be amortized into the statement of income over the remaining term of the underlying debt instruments. Going forward, the carrying value of these instruments will be adjusted to the fair value with the related adjustment being charged to the consolidated statement of income.

At 30th June 2004, fair valuing the interest rate swap agreements resulted in a liability of $4 million.

DIVIDEND

The Board of Directors has declared a dividend for the second quarter 2004 of $0.04 per common share, payable on 6th September 2004 to shareholders of record on 26th August 2004.

INVESTMENT COMMUNITY CONFERENCE CALL AND PRESENTATION

Management will discuss second quarter results and the restatement of financial results for 2002, 2003 and first quarter 2004 in a conference call and slide presentation with the investment community on Monday 16th August 2004 at 11:00 am Eastern Daylight Time, 4:00 pm London, UK Time. The conference call and slide presentation will be webcast live through the corporate website, www.cpships.com where it will also be available in archive.

ADDITIONAL INFORMATION

Additional information may be found on SEDAR at www.sedar.com or on the CP Ships corporate website, www.cpships.com.




                                    12/29

DEFINITIONS

(1) Overall average freight rate for CP Ships is total revenue less inland, slot charter and other revenue divided by volume in teu. Average freight rate for each market segment is the simple average of the average freight rates for each leg, e.g. Westbound and Eastbound. Historically, average freight rate per teu is proportionally about two-thirds of average revenue per teu (total revenue divided by volume in teu). However, this ratio may change from one quarter to another depending on a number of factors including the volume of inland transport services, the mix of inland origins and destinations, the quantity of slot charter revenue and other factors. Average freight rate, which we consider to be a meaningful indicator of the unit price for ocean transportation services, does not have a standardized meaning under Canadian GAAP and may not be comparable with similar measures used by others.

(2) EBITDA is earnings before interest, tax, depreciation, amortization, exceptional items and minority interests and equals operating income before exceptional items plus depreciation and amortization. EBITDA, which we consider to be a meaningful measure of operating performance, particularly the ability to generate cash, does not have a standardized meaning under Canadian GAAP and may not be comparable with similar measures used by others.

(3) Cost per teu is total costs divided by volume in teu. Total costs comprise total expenses before currency exchange gains or losses other than from hedging, diminution in value of property, plant and equipment and gains or losses on disposal of property, plant and equipment, after deducting slot charter revenue. Cost per teu, which we consider to be a meaningful measure of the effectiveness with which costs are being managed, does not have a standardized meaning under Canadian GAAP and may not be comparable with similar measures used by others.



                                    13/29



QUARTERLY RESULTS 2004, 2003 and 2002

 Unaudited                                  Q2        Q1        Q4        Q3        Q2        Q1        Q4        Q3        Q2
 US$ millions except volume               2004    2004(4)   2003(4)   2003(4)   2003(4)   2003(4)   2002(4)   2002(4)   2002(4)
--------------------------------------------------------------------------------------------------------------------------------
 Volume (teu 000s)
         TransAtlantic                     305       294       301       287       305       270       284       277       256
         Australasia                        73        74        78        79        73        74        87        84        86
         Latin America                      61        58        63        63        60        53        55        48        38
         Asia                              126       126       119       114       111       109       113       106       110
         Other                               5        10         8        11         9         8        11         9         8
--------------------------------------------------------------------------------------------------------------------------------
                                           570       562       569       554       558       514       550       524       498
--------------------------------------------------------------------------------------------------------------------------------

 Revenue
         TransAtlantic                     441       406       428       400       401       344       371       349       320
         Australasia                       146       132       136       133       129       117       143       132       136
         Latin America                      89        79        80        78        75        64        71        63        54
         Asia                              192       170       167       172       158       138       145       137       123
         Other                              35        27        27        33        28        22        24        23        18
                                        -----------------------------------------------------------------------------------------
                                           903       814       838       816       791       685       754       704       651
                                        -----------------------------------------------------------------------------------------

                                        -----------------------------------------------------------------------------------------
 As originally reported                    903       815       841       817       792       686       754       704       651
---------------------------------------------------------------------------------------------------------------------------------

 Expenses
         TransAtlantic                     433       408       397       387       381       343       351       333       307
         Australasia                       140       122       131       126       123       111       130       121       130
         Latin America                      84        78        76        74        72        64        69        58        46
         Asia                              192       171       175       164       156       152       151       142       134
    Other                                   28        24        23        27        25        21        21        18        15
                                        -----------------------------------------------------------------------------------------
                                           877       803       802       778       757       691       722       672       632
                                        -----------------------------------------------------------------------------------------

                                        -----------------------------------------------------------------------------------------
 As originally reported                    877       799       792       773       752       688       720       670       630
---------------------------------------------------------------------------------------------------------------------------------

 Operating income/(loss)(5)
         TransAtlantic                       8        (2)       31        13        20         1        20        16        13
         Australasia                         6        10         5         7         6         6        13        11         6
         Latin America                       5         1         4         4         3         0         2         5         8
         Asia                                0        (1)       (8)        8         2       (14)       (6)       (5)      (11)
         Other                               7         3         4         6         3         1         3         5         3
                                        -----------------------------------------------------------------------------------------
                                            26        11        36        38        34        (6)       32        32        19
                                        -----------------------------------------------------------------------------------------

                                        -----------------------------------------------------------------------------------------
 As originally reported                     26        16        49        44        40        (2)       34        34        21
---------------------------------------------------------------------------------------------------------------------------------




 Analysis of expenses
    Container shipping operations          733       667       668       630       621       568       598       560       522
    General and administrative             108       110       107       113       108        96       101        89        88
    Depreciation and amortization           29        32        33        29        29        28        30        23        20
    Other                                    7        (6)       (6)        6        (1)       (1)       (7)        0         2
---------------------------------------------------------------------------------------------------------------------------------
                                           877       803       802       778       757       691       722       672       632
---------------------------------------------------------------------------------------------------------------------------------



(4) Restated - see explanation of restatement provided in the notes to the restated consolidated financial statements.

(5) Before exceptional items, which include a charge of $10 million in Q1 2003 and a credit of $2 million in Q4 2002.




                                    14/29


OPERATING DATA

Unaudited

 EBITDA                                       Q2        Q1        Q4       Q3        Q2        Q1       Q4        Q3        Q2
 US$ millions                               2004    2004(6)   2003(6)  2003(6)   2003(6)   2003(6)  2002(6)   2002(6)   2002(6)
---------------------------------------------------------------------------------------------------------------------------------
                                              55        43        69       67        63        22       62        55        39



 Quarterly freight rate changes               Q2        Q1        Q4       Q3        Q2        Q1       Q4        Q3        Q2
 Percentage change(7)                       2004      2004      2003     2003      2003      2003     2002      2002      2002
---------------------------------------------------------------------------------------------------------------------------------

 TransAtlantic                                 1        (3)        3        5         5        (1)       6        (1)       (6)
 Australasia                                   0         6         6        2         3         3        2         2         0
 Latin America                                11         0         3       (6)        1        (3)      (4)       (1)       (4)
 Asia                                         10        (5)       (8)       7         9        (5)       0        10         2

---------------------------------------------------------------------------------------------------------------------------------
                                               4        (2)       (1)       7         5        (2)       1         3        (2)
---------------------------------------------------------------------------------------------------------------------------------


 Operating lease rentals                      Q2        Q1        Q4       Q3        Q2        Q1       Q4        Q3        Q2
 US$ millions                               2004      2004      2003     2003      2003      2003     2002      2002      2002
---------------------------------------------------------------------------------------------------------------------------------

 Ships                                        51        49        49       44        44        40       57        52        49
 Containers                                   36        38        37       39        39        38       36        34        31
 Other                                         9         8         7       10         8         7        9         6         6

---------------------------------------------------------------------------------------------------------------------------------
                                              96        95        93       93        91        85      102        92        86
---------------------------------------------------------------------------------------------------------------------------------


 EARNINGS COVERAGE(8)                         Q2        Q1
 Ratio                                      2004      2004
----------------------------------------------------------

                                             3.0       3.1



Ships
---------------------------------------------------------------------------------------------------------------------------------
 Number of ships employed at 30th June 2004                                           78

Containers
---------------------------------------------------------------------------------------------------------------------------------
 fleet in teu at 30th June 2004                                                  450,000



(6) Restated - see explanation of restatement provided in the notes to the restated consolidated financial statements.

(7) Percentage increase/(decrease) compared with previous quarter in average freight rates. Asia-Europe is excluded from Q2 2003. Total is all trade lanes.

(8) Earnings coverage is calculated on a 12-month trailing basis as the ratio of net income before interest and income tax expense divided by the interest expense on total long-term debt, calculated using applicable period end interest rates.



                                    15/29


CONSOLIDATED STATEMENTS OF INCOME

Unaudited                                                                           Three months                 Six months
US$ millions except per share amounts                                               to 30th June                to 30th June
                                                                                   2004          2003          2004          2003
                                                                                           Restated(9)                 Restated(9)
----------------------------------------------------------------------------------------------------------------------------------
Revenue
    Container shipping operations                                                   903           791         1,717         1,476

Expenses
    Container shipping operations                                                   733           621         1,400         1,189
    General and administrative                                                      108           108           218           204
    Depreciation and amortization of intangible assets                               29            29            61            57
    Currency exchange loss/(gain)                                                     7            (1)            1            (2)

                                                                             -----------------------------------------------------
                                                                                    877           757         1,680         1,448

Operating income before exceptional items                                            26            34            37            28
    Exceptional items (note 5)                                                        -             -             -           (10)

                                                                             -----------------------------------------------------

Operating income                                                                     26            34            37            18

    Interest expense, net (note 7)                                                  (21)           (9)          (28)          (17)
    Current income tax expense                                                       (2)           (2)           (4)           (3)
    Future income tax benefit                                                         -             -             1             -

                                                                             -----------------------------------------------------
Net income/(loss) available to common shareholders                                   $3           $23            $6           $(2)
                                                                             -----------------------------------------------------

Average number of common shares outstanding (millions)(note 10)                    89.9          89.8          89.9          89.8

Earnings/(loss) per common share basic (note 10)                                  $0.03         $0.26         $0.07       $(0.02)

Earnings/(loss) per common share diluted (note 10)                                $0.03         $0.25         $0.06       $(0.02)


CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Unaudited                                                                           Three months                 Six months
US$ millions                                                                        to 30th June                to 30th June
                                                                                   2004          2003          2004          2003
                                                                                           Restated(9)                 Restated(9)
----------------------------------------------------------------------------------------------------------------------------------

Balance, beginning of period - Restated(9)                                          577           511           579           540
Transitional amount for stock-based compensation (note 2(a))                          -             -            (1)            -

                                                                             ------------------------------------------------------
Adjusted opening balance                                                            577           511           578           540

Net income/(loss) available to common shareholders                                    3            23             6            (2)
                                                                             -----------------------------------------------------
                                                                                    580           534           584           538

Dividends on common shares                                                           (3)           (3)           (7)           (7)

                                                                             -----------------------------------------------------
Balance, 30th June                                                                 $577          $531          $577          $531
                                                                             ------------------------------------------------------
(9) Restated - see note 3

See accompanying notes to the interim consolidated financial statements




                                    16/29



CONSOLIDATED BALANCE SHEETS

                                                                         30th June             31st December
US$ millions                                                                2004                   2003
                                                                         Unaudited               Restated(10)
---------------------------------------------------------------------------------------------------------------
Assets

Current assets
    Cash and cash equivalents                                                 54                     75
    Accounts receivable                                                      452                    463
    Prepaid expenses                                                          60                     44
    Inventory                                                                 24                     24
                                                                       ----------------------------------------
                                                                             590                    606

Property, plant and equipment at cost                                      1,709                  1,706
Accumulated depreciation                                                    (518)                  (471)
                                                                       ----------------------------------------
                                                                           1,191                  1,235


Deferred charges                                                              34                     32
Goodwill and other intangible assets                                         619                    607
Future income tax assets                                                       6                      4
Other assets                                                                  18                     16

                                                                       ----------------------------------------
                                                                          $2,458                 $2,500
                                                                       ----------------------------------------

Liabilities and Shareholders' Equity

Current liabilities
    Accounts payable and accrued liabilities                                 553                    564
    Long-term debt due within one year (note 8)                               17                     19
                                                                       ----------------------------------------
                                                                             570                    583

Long-term liabilities
    Long-term debt due after one year (note 8)                               574                    632
    Future income tax liabilities                                              8                      7
                                                                       ----------------------------------------
                                                                             582                    639

Shareholders' equity
    Common share capital                                                     687                    686
    Other equity (note 8)                                                     29                     -
    Contributed surplus                                                       13                     7
    Retained earnings                                                        577                    579
    Cumulative foreign currency translation adjustments                        -                      6
                                                                       ----------------------------------------
                                                                           1,306                  1,278

                                                                       ----------------------------------------
                                                                          $2,458                 $2,500
                                                                       ----------------------------------------



(10) Restated - see note 3

See accompanying notes to the interim consolidated financial statements




                                    17/29



CONSOLIDATED STATEMENTS OF CASH FLOW

Unaudited                                                                       Three months                   Six months
US$ millions                                                                    to 30th June                  to 30th June
                                                                               2004          2003           2004           2003
                                                                                       Restated(11)                  Restated(11)
----------------------------------------------------------------------------------------------------------------------------------
Operating activities
    Net income/(loss)                                                             3            23              6             (2)
    Depreciation and amortization of intangible assets                           29            29             61             57
    Exceptional items                                                             -             -              -             10
    Future income tax benefit                                                     -             -             (1)             -
    Amortization and write-off of deferred charges                                3             4             10              7
    Stock-based compensation                                                      3             2              5              3
    Accretion of convertible notes                                                1             -              1              -
    Other                                                                        (2)            2             (5)             3
                                                                         ---------------------------------------------------------
                                                                                 37            60             77             78

    Increase in non-cash working capital                                         (9)          (34)           (23)           (69)

                                                                         ----------------------------------------------------------

    Cash inflow from operations before exceptional item related
       payments                                                                  28            26             54              9

    Exceptional item related payments                                             -            (3)            (1)            (4)

                                                                         ----------------------------------------------------------
Cash inflow from operations                                                      28            23             53              5

Financing activities
    Increase in share capital                                                     1             -              1              -
    Convertible notes issued                                                      -             -            200              -
    Increase in long-term debt                                                   (1)           10             75             74
    Repayment of long-term debt                                                 (30)          (19)          (309)           (23)
    Increase in deferred financing costs                                         (2)            -            (10)            (1)
    Financing costs allocated to other equity                                     -             -             (1)             -
    Reimbursement of ship stage payments                                          -            22              -             22
    Common share dividends paid                                                  (3)           (3)            (7)            (7)
                                                                         ----------------------------------------------------------
    Cash (outflow)/inflow from financing activities                             (35)           10            (51)            65

Investing activities
    Additions to property, plant and equipment                                   (9)          (23)           (18)          (107)
    Increase in deferred dry-dock costs                                           -             -             (2)            (1)
    Acquisition of businesses                                                    (5)            -             (5)             -
    Decrease in other assets                                                      1             -              1              -
    Proceeds from disposal of property, plant and equipment                       -             1              1              2
                                                                         ----------------------------------------------------------
    Cash outflow from investing activities                                      (13)          (22)           (23)          (106)

Cash position(12)
    (Decrease) / increase in cash and cash equivalents                          (20)           11            (21)           (36)
    Cash and cash equivalents at beginning of period                             74            63             75            110

                                                                         ------------- -------------- -------------- --------------
    Cash and cash equivalents at end of period                                  $54           $74            $54            $74
                                                                         ----------------------------------------------------------


(11) Restated - see note 3

(12)   Cash and cash equivalents comprises cash and temporary investments with a maximum maturity of three months.

See accompanying notes to the interim consolidated financial statements






                                    18/29


SEGMENT INFORMATION

Unaudited                                                                Three months                   Six months
US$ millions                                                             to 30th June                  to 30th June
                                                                        2004           2003           2004           2003
                                                                                Restated(13)                  Restated(13)
----------------------------------------------------------------------------------------------------------------------------
Revenue
    TransAtlantic                                                        441            401            847            745
    Australasia                                                          146            129            278            246
    Latin America                                                         89             75            168            139
    Asia                                                                 192            158            362            296
    Other                                                                 35             28             62             50

                                                                 -----------------------------------------------------------
                                                                        $903           $791         $1,717         $1,476
                                                                 -----------------------------------------------------------

Expenses
    TransAtlantic                                                        433            381            841            724
    Australasia                                                          140            123            262            234
    Latin America                                                         84             72            162            136
    Asia                                                                 192            156            363            308
    Other                                                                 28             25             52             46

                                                                 -----------------------------------------------------------
                                                                        $877           $757         $1,680         $1,448
                                                                 -----------------------------------------------------------

Operating income/(loss)(14)
    TransAtlantic                                                          8             20              6             21
    Australasia                                                            6              6             16             12
    Latin America                                                          5              3              6              3
    Asia                                                                   -              2             (1)           (12)
    Other                                                                  7              3             10              4

                                                                 -----------------------------------------------------------
                                                                         $26            $34            $37            $28
                                                                 -----------------------------------------------------------


(13) Restated - see note 3

(14)   Before exceptional items - see note 5





                                    19/29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Unaudited
US$ millions


1.  Basis of Presentation

These interim consolidated financial statements have been prepared using the accounting policies, other than those set out in note 2 to these interim consolidated financial statements, that are consistent with the policies used in preparing the 2003 annual consolidated financial statements, including that certain of the comparative amounts have been reclassified to conform with the presentation adopted currently.

The interim financial statements do not include all of the financial statement disclosures included in the annual financial statements prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and therefore should be read in conjunction with the most recent annual financial statements.

The results of operations for the interim period are not necessarily indicative of the operating results for the full year due to business seasonality. Although peak shipping periods differ in some of the market segments, consolidated revenue and operating income have historically generally been lower during the first quarter.

2.  Change in Accounting Policies

(a) Stock-based Compensation

Effective 1st January 2004, the amended CICA 3870, "Stock-based Compensation and Other Stock-based Payments", requires the use of the fair value method to calculate all stock-based compensation associated with granting stock options to employees and directors, and the inclusion of that expense in the consolidated statement of income. Prior to 1st January 2004, the effects of the fair value method were disclosed in the notes to the consolidated financial statements and stock-based compensation relating to stock options granted to employees and directors was not recognized in the consolidated statement of income.

Under the revised accounting policy, the fair value of stock-based compensation is measured on the date of the grant and this cost is recognized over the vesting period of the options in results from operations. CP Ships has selected the retroactive application without restatement method to reflect the cumulative effect of this change determined as of 1st January 2004 at $1 million for stock options granted on or after 1st January 2002. This is reported separately in the consolidated statement of retained earnings and as an adjustment to contributed surplus. As allowed under the transitional provisions of CICA 3870, prior years' financial statements have not been restated to apply the provisions of the revised accounting policy for stock-based compensation.

(b) Hedging Relationships

CICA Accounting Guideline AcG 13, "Hedging Relationships", establishes new criteria for applying hedge accounting and applies to all hedging relationships in effect on or after 1st January 2004. These guidelines specify the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting. When hedge accounting criteria are not met, derivative instruments accounted for as hedges prior to 1st January 2004 will no longer continue to be accounted for as hedges and their recorded amounts will be adjusted from their carrying value to their fair value.


                                    20/29

Unaudited
US$ millions


2.  Change in Accounting Policies (continued)

Effective 1st January 2004, it has been determined that certain derivative instruments, including the interest rate swap agreements, would no longer be able to qualify as hedges for accounting purposes. As a result, the carrying value of these instruments of nil was adjusted to the fair value, a loss of $0.3 million, on 1st January 2004. The corresponding adjustment of $0.3 million has been deferred and will be amortized into the consolidated statement of income over the remaining term of the underlying debt instruments. Going forward, the carrying value of these instruments will be adjusted to the fair value with the related adjustment being charged to the consolidated statement of income.

3.  Restatements

In May 2004, the company identified and reported a revision to the previously reported results for 2003 to reflect an increase in container shipping costs and a corresponding reduction in operating income and net income of $8 million. The balance sheet as at 31st December 2003 was revised to increase accounts payable and accrued liabilities by $8 million with a corresponding reduction in retained earnings. As a result of further investigation, an additional adjustment of $1million was identified and the Company has determined that $7 million related to 2002.

Additional adjustments to previously reported results have been identified. Accordingly, the annual financial statements for 2002 and 2003 along with the applicable interim financial statements for 2003 and the first quarter 2004 have been restated.

In the tables below the amounts as previously reported for the three months ended 31st March 2003 are referring to the amounts as originally reported on 23rd April 2003 and for the three and six month periods ended 30th June 2003 are referring to the amounts as originally reported on 31st July 2003.

(a)  Impact of restatement on consolidated statements of income

The impact of the restatements on net income for the three months ended 31st March 2003, 30th June 2003, 31st March 2004, and for the six months ended 30th June 2003 are as follows:


                                            3 months ended    3 months ended     6 months ended     3 Months ended
US$ millions                                31st March 2003   30th June 2003     30th June 2003     31st March 2004
--------------------------------------------------------------------------------------------------------------------
Net (loss)/income - as previously reported
                                                 (21)               29                  8                  8

Adjustments:
-----------
Revenue
Container shipping operations (i)                 (1)               (1)                (2)                (1)

Expenses
Container shipping operations (ii)                (3)               (5)                (8)                (4)
                                            ------------------------------------------------------------------------

Total adjustments                                 (4)               (6)               (10)                (5)
                                            -------------------------------------------------------------------------

Net (loss)/income - as restated                  (25)               23                 (2)                 3
                                            -------------------------------------------------------------------------




                                    21/29

Unaudited
US$ millions


3.       Restatements (continued)

         (i) Adjustment required to eliminate revenue-related balances that should not have been recorded. These include adjustments to eliminate intercompany items previously not eliminated on consolidation and included within accounts receivable and other miscellaneous revenue-related balances which should not have been recognised as revenues and accounts receivable.

         (ii) Adjustment to correct the level of accruals established for container shipping costs. These underaccruals resulted from issues that affected certain of the processes and controls required to make and maintain reasonable estimates of accruals.

None of the adjustments reflected above are affected by income taxes and therefore no restatement of the company's previously reported provisions for income taxes is required.

(b) Impact of restatement on consolidated statements of retained earnings


                                                                                  31st December
US$ millions                                31st March 2003   30th June 2003          2003          31st March 2004
--------------------------------------------------------------------------------------------------------------------
Retained earnings - as previously reported
                                                  522               548                615               610*

Adjustments                                       (11)**            (17)               (36)              (33)*
                                            ------------------------------------------------------------------------

Retained earnings - as restated                   511               531                579               577
                                            ------------------------------------------------------------------------


As at 31st December 2003, accounts receivable have decreased by $6 million and accounts payable and accrued liabilities have increased by $30 million.

*The cumulative effect of all restatements to prior periods is $41 million. $8 million was reported as a restatement on 11th May 2004 and is already included in the retained earnings as reported at 31st March 2004. Consequently the net adjustment to retained earnings at 31st March 2004 is $33 million.

**Of the $11 million adjustment as at 31st March 2003, $7 million relates to 2002.

(c) Impact of restatement on segmented reporting

The impact of the restatement on operating income by segment for the three months ended 31st March 2003, the three months ended 30th June 2003, the six months ended 30th June 2003 and the three months ended 31st March 2004 is as follows:



                                    22/29

Unaudited
US$ millions


3. Restatements (continued)


First Quarter 2003

                               Trans                           Latin
US$ millions                  Atlantic       Australasia      America          Asia           Other           Total
-----------------------------------------------------------------------------------------------------------------------
Operating
income/(loss) as
previously reported               4               6              -             (13)             1              (2)

Restatement                      (3)              -              -              (1)             -              (4)
                            --------------------------------------------------------------------------------------------
Restated operating
income/(loss)                     1               6              -             (14)             1              (6)
                            ============================================================================================


Second Quarter 2003



                               Trans                           Latin
US$ millions                  Atlantic       Australasia      America          Asia           Other           Total
-----------------------------------------------------------------------------------------------------------------------

Operating income/(loss)
as previously reported
                                  23              7              4               3              3              40

Restatement                      (3)             (1)            (1)             (1)             -              (6)
                            --------------------------------------------------------------------------------------------

Restated operating
income                            20              6              3               2              3              34
                            ============================================================================================

First Half 2003


                               Trans                           Latin
US$ millions                  Atlantic       Australasia      America          Asia           Other           Total
-----------------------------------------------------------------------------------------------------------------------

Operating income / (loss)
as previously reported
                                  27             13              4             (10)             4              38

Restatement                      (6)             (1)            (1)             (2)             -             (10)
                            -------------------------------------------------------------------------------------------

Restated operating
income/(loss)                     21             12              3             (12)             4              28
                            ===========================================================================================




                                                       23/29


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Unaudited
US$ millions


3. Restatements (continued)

First Quarter 2004


                               Trans                           Latin
US$ millions                  Atlantic       Australasia      America          Asia           Other           Total
-----------------------------------------------------------------------------------------------------------------------
Operating income/
(loss) as previously
reported                          1              10              2               -              3              16

Restatement                      (3)              -             (1)             (1)             -              (5)
                            -------------------------------------------------------------------------------------------

Restated operating
(loss)/income                    (2)             10              1              (1)             3              11
                            ===========================================================================================



4.   Business Acquisition

In second quarter 2004, CP Ships acquired all the outstanding shares of ROE Logistics for $13 million. On a preliminary basis, the estimated fair value of the tangible net assets acquired was $1 million, with the remainder of $12 million being goodwill and other intangible assets. Other intangible assets of $3 million include customer based intangible assets of $2 million. Cash consideration of $5 million has been paid. The balance is payable in three annual instalments to 2006, depending on the achievement of financial targets.

5.   Exceptional Items

In 2003, the exceptional charge of $10 million arose from organizational restructuring in Europe and mainly comprised consolidation of the UK management activities of Canada Maritime, Cast and Contship Containerlines resulting in the closure of certain UK offices. The charges included staff related costs of $7 million and expenses relating to redundant office leases of $3 million. This restructuring was substantially complete at 31st December 2003. At 30th June 2004, $2 million remained to be spent for redundant office leases to 2008.

6.   Acquisition Restructuring Provisions

In 2002 CP Ships acquired Italia di Navigazione S.p.A. Included in the net assets acquired was a $9 million provision to terminate contracts and restructure the organization, of which $8 million had been utilized as at 30th June 2004.



                                     24/29

Unaudited
US$ millions



7. Interest Expense (net)


                                                                       Three months                 Six months
US$ millions                                                           to 30th June                to 30th June
                                                                    2004          2003          2004          2003
-----------------------------------------------------------------------------------------------------------------------
Interest expense                                                     11             9            19            18
Interest income                                                       -             -             -            (1)
Financial instrument fair value adjustment                            9             -             4             -
Amortization and write-off of deferred financing costs                1             -             5             -

                                                                 -----------------------------------------------------
Interest expense (net)                                              $21            $9           $28           $17
                                                                 =====================================================



Interest expense includes a $1 million benefit for the three months ended 30th June 2004 (2003: $1 million) and a $2 million benefit for the six months ended 30th June 2004 (2003: $3 million) for accrued interest received as a result of swapping the fixed 10.375% senior notes to a floating interest of US$ LIBOR+6.19%. The underlying hedging instrument does not qualify for hedge accounting under AcG-13 (see note 2(b)) and therefore must be fair valued. For the six months ended 30th June 2004, the financial instrument fair value adjustment of $4 million is comprised of a benefit of $5 million for the three months ended 31st March 2004 offset by a charge of $9 million for the three months ended 30th June 2004.

During the three months ended 31st March 2004, there was a write-off of deferred financing costs of $4 million related to the financing costs previously deferred in respect of revolving credit facilities which were terminated in that period.

8.   Long-Term Debt


                                                        30th June           31st December
US$ millions                                               2004                    2003
----------------------------------------------------------------------------------------------
Bank loans                                                   50                    275
4% convertible senior subordinated notes                    171                      -
10 3/8% senior notes due 2012                               196                    196
Long-term loans                                              34                     37
                                                      ----------------------------------------
                                                            451                    508

Capital leases                                              140                    143
                                                      ----------------------------------------
                                                            591                    651

Amounts due within one year                                 (17)                   (19)
                                                      ----------------------------------------

Amounts due after one year                                $ 574                  $ 632
                                                      ========================================


Bank loans represent a $525 million five-year multi-currency revolving credit facility secured by certain owned ships. This facility replaced the $175 million and $350 million revolving credit facilities in place at 31st December 2003. Of the facility, $50 million was drawn at 30th June 2004 and the remaining $475 million was available to be drawn subject to covenants. The facility is committed until March 2009 and bears interest at a margin, which depends on the corporate credit rating, over US$ LIBOR. As at 30th June the applicable margin was 1.10%. In the event that more than 50% of the facility is drawn the applicable margin is increased by 0.15%. A commitment fee of 40% of the applicable margin is payable on the undrawn portion of the facility.



                                     25/29

Unaudited
US$ millions


8. Long-Term Debt (continued)

On 24th February 2004, CP Ships issued $200 million of convertible senior subordinated notes ("convertible notes"). The net proceeds after deducting offering expenses and underwriters' commission were $193 million. The convertible notes have been allocated between debt and equity elements which are classified separately in the balance sheet. The debt element was calculated by discounting the stream of future payments of interest and principal at the prevailing market rate for a similar liability that does not have an associated conversion feature. At issuance, $170 million was recorded as long-term debt with the balance, net of allocated fees, recorded in other equity. The long-term debt amount will increase to the principal amount of the convertible notes over the five year, four month period to the first conversion date. The convertible notes mature on 30th June 2024 and bear interest of 4.0% per annum. Interest on the convertible notes is payable semi-annually in arrears on 30th June and 30th December of each year. The convertible notes are convertible into common shares under certain specified conditions at an initial conversion price of US$ 25.22 per share. The conversion price is subject to adjustment under certain circumstances. CP Ships may call the convertible notes in exchange for cash any time after 3rd July 2009 for a price equal to 100% of the principal amount of the convertible notes plus accrued and unpaid interest. The notes may be converted by the holders: i) during any fiscal quarter where the closing share price exceeds 120% of the conversion price for 20 trading days out of the last 30 trading day period ending on the last trading day of the preceding fiscal quarter; or
ii) during a five trading day period following any five consecutive trading day period in which the trading price for each note on each day of that period was less than 98% of the product of the closing price of CP Ships common shares and the conversion rate for such date; or iii) where the company has called the notes for redemption; or iv) if certain specified corporate transactions occur. Holders may put the convertible notes to CP Ships in exchange for cash on 30th June 2009, 30th June 2014 and 30th June 2019.

In certain circumstances prior to 30th June 2009, including following the occurrence of a change of control or an event which would result in CP Ships common shares being no longer listed for trading on either the Toronto or New York stock exchanges, CP Ships would be required to make an offer to purchase all of the outstanding notes at a price equal to 100% of the principal amount plus accrued interest. The note holders have 30 days to accept any such offer.

9. Stock-Based Compensation

During 2004, employees were granted 185,411 restricted shares vesting on 1st December 2006, contingent on the achievement by the company of certain performance. No stock options have been granted in 2004. In addition, directors were granted 20,000 deferred stock units and 35,000 restricted shares in 2004.

During the three months ended 30th June 2004, the vesting of 110,667 stock options was accelerated from October 2004 to May 2004, and these stock options were then exercised prior to 30th June 2004. No other stock options were exercised. In addition, 166,000 stock options and 36,889 restricted shares were cancelled.

Effective 1st January 2004, in accordance with CICA 3870, "Stock-based Compensation and Other Stock-based Payments", CP Ships applies the fair value method of accounting for stock-based compensation awards granted to employees and directors after 1st January 2002. The company has selected the retroactive application without restatement method to reflect the cumulative effect of this change determined as of 1st January 2004 (see note 2(a) for impact of revised stock-based compensation accounting policy), and must disclose the impact on net income available to common shareholders and earnings per common share as if the fair value method of accounting for stock-based compensation had been applied in the comparative period. Stock options granted prior to 1st January 2002 are excluded from the fair value assessment. The Black-Scholes option pricing model was used to assess the fair value of stock options granted during the three and six months ended 30th June 2003 with the following assumptions:


                                     26/29

Unaudited
US$ millions


9. Stock-Based Compensation (continued)


             Dividend yield                                    1.4%
             Volatility                                       30.0%
             Risk-free interest rate                           4.5%
             Expected life (years)                               5

Had compensation expense for awards under the plans been determined based on the fair value at the grant dates for the three and six months ended 30th June 2003, the company's net income available to common shareholders or earnings per common share would have been as follows:


                                                                      Three months                  Six months
US$ millions except per share amounts                                 to 30th June                 to 30th June
                                                                     2004          2003           2004         2003
                                                                               Restated                    Restated
-----------------------------------------------------------------------------------------------------------------------
Net income/(loss) available to common shareholders
    As reported                                                        $3           $23             $6          $(2)
    Add: Stock-based compensation from stock options
    included in reported net income                                     -             -              -            -
    Subtract: Stock-based compensation from stock options
    determined under the fair value based method.
                                                                        -             1              -            1
                                                               --------------------------------------------------------
    Pro forma                                                          $3           $22             $6          $(3)
                                                               ========================================================

Earnings/(loss) per common share - basic
    As reported                                                     $0.03         $0.26          $0.07      $(0.02)
    Pro forma                                                       $0.03         $0.24          $0.07      $(0.03)

Earnings/(loss) per common share - diluted
    As reported                                                     $0.03         $0.25          $0.06      $(0.02)
    Pro forma                                                       $0.03         $0.24          $0.06      $(0.03)


Stock-based compensation expense of $3 million was recognized for the three months ended 30th June 2004 and $5 million for the six months ended 30th June 2004 ($2 million for the three months ended 30th June 2003 and $3 million for the six months ended 30th June 2003 relating only to restricted share awards).

10.  Earnings per Share

Basic earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per common share reflect the potential dilution that could occur if dilutive stock options and non-vested restricted shares were exercised using the treasury stock method, and shares issuable on conversion of convertible notes were issued using the `if converted method'. A reconciliation of the weighted average number of common shares used to calculate basic and diluted earnings per common share is as follows:


                                     27/29

Unaudited
US$ millions


10. Earnings per Share (continued)


                                                                      Three months              Six months
(millions of shares)                                                  to 30th June             to 30th June
                                                                  2004          2003        2004        2003
------------------------------------------------------------------------------------------------------------------
Weighted average number of common shares used in
calculating basic earnings per share                              89.9          89.8         89.9          89.8
                                                             -----------------------------------------------------


Effect of dilutive securities - stock options                      1.1           1.0          1.1           -
                              - unvested restricted shares         1.9           1.7          1.9           -
                                                             -----------------------------------------------------
Weighted average number of common shares used in
calculating diluted earnings per share                            92.9          92.5         92.9          89.8
                                                             =====================================================


For the three and six months ended 30th June 2004, the convertible notes, which were convertible into 7.9 million common shares, were not included in the computation of diluted earnings per common share because the contingent conversion conditions have not been met during the periods. Stock options and unvested restricted shares have been excluded for the six months ended 30th June 2003 as they would be anti-dilutive.

11.  Pensions

The total benefit cost for the 3 months ended 30th June 2004 is $2 million (2003: $2 million) and for the 6 months ended 30th June 2004 is $5 million (2003: $4 million).

12.  Subsequent Events

CP Ships is aware that certain security holder class action lawsuits have been filed against the company in New York and California. Press releases issued by the plaintiffs in those lawsuits make reference to the company's restatement of financial results announced on 9th August 2004. CP Ships has not been served with copies of the complaints of any of these lawsuits. The outcome and amount of these claims are not yet determinable and accordingly, no provision has been made in these financial statements with respect to these matters.


                                    -ends-



Forward Looking Statements: Except for historical information, the statements made in this quarterly report constitute forward-looking statements. These include statements regarding the intent, belief or current expectations of CP Ships and its management regarding the company's operations, strategic directions, prospects and future results, which in turn involve certain risks and uncertainties. Certain factors may cause actual results to differ materially from those contained in the forward-looking statements, including changes in freight rates; general global and economic and business conditions; the effects of competition and technological developments; changes in demand for container shipping; changes in laws and regulations; difficulties in achieving cost savings; currency, fuel price and interest rate fluctuations; and other risks discussed in the company's filings with Canadian securities commissions, the Toronto Stock Exchange, the US Securities and Exchange Commission and the New York Stock Exchange, which are incorporated by reference.



                                     28/29




About CP Ships: One of the world's leading container shipping companies, CP Ships provides international container transportation services in four key regional markets: TransAtlantic, Australasia, Latin America and Asia. Within these markets CP Ships operates 34 services in 21 trade lanes, most of which are served by two or more of its seven readily recognized brands: ANZDL, Canada Maritime, Cast, Contship Containerlines, Italia Line, Lykes Lines and TMM Lines. CP Ships has a fleet of 78 ships and 450,000 teu in containers. Its annual volume is 2.2 million teu, more than 80% of which is North American exports or imports. It also owns Montreal Gateway Terminals, which operates one of the largest marine container terminal facilities in Canada. CP Ships' stock is traded on the Toronto and New York stock exchanges under the symbol TEU. It is listed in the S&P/TSX 60 Index of top Canadian publicly listed companies. For further information visit the CP Ships website, www.cpships.com.






                                   CONTACTS
                                   Investors
                       Jeremy Lee, VP Investor Relations
                          Telephone: + 1 514 934 5254

                                     Media
                 Elizabeth Canna, VP Corporate Communications
             Telephone: +44 (0)20 7389 1119 or +41 (0)79 691 3764
                                      or
                   Ian Matheson, Impress Communications Ltd
                        Telephone: +44 (0)1689 860 660

                                                                  Exhibit 10.2

===============================================================================


CP SHIPS                [LOGO OMITTED]          62-65 Trafalgar Square, London
                                                      WC2N 5DY, United Kingdom


                                                   tel:  + 44 (0) 20 7389 1100
                                                   fax:  + 44 (0) 20 7839 6841
                                                               www.cpships.com


                       Certification of Interim Filings

I, Frank Halliwell, Chief Executive Officer of CP Ships Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and interim Filings) of CP Ships Limited, (the issuer) for the interim period ending June 20, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all mateial respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated: August 16, 2004



/s/ Frank Halliwell
---------------------------
Frank Halliwell
Chief Executive Officer

                                                                  Exhibit 10.3

===============================================================================


CP SHIPS                [LOGO OMITTED]          62-65 Trafalgar Square, London
                                                      WC2N 5DY, United Kingdom


                                                   tel:  + 44 (0) 20 7389 1100
                                                   fax:  + 44 (0) 20 7839 6841
                                                               www.cpships.com


                       Certification of Interim Filings

I, Ian Webber, Chief Executive Officer of CP Ships Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and interim Filings) of CP Ships Limited, (the issuer) for the interim period ending June 20, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all mateial respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated:  August 16, 2004



/s/ Ian Webber
-------------------------
Ian Webber
Chief Financial Officer

                                                                Exhibit 10.4







                               CP SHIPS LIMITED

                             FINANCIAL STATEMENTS

                          31ST DECEMBER 2003 RESTATED












                        CONTENTS

                        2   Management's Responsibility for Financial Reporting

                        3   Auditors' Report

                        4   Consolidated Statements of Income

                        4   Consolidated Statements of Retained Earnings

                        5   Consolidated Balance Sheets

                        6   Consolidated Statements of Cash Flow

                        7   Notes to the Consolidated Financial Statements

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The information in these consolidated financial statements is the responsibility of management and has been reviewed and approved by the Board of Directors. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and include amounts based on management's best estimates and careful judgment.

Management maintains a system of internal accounting controls to provide reasonable assurance that assets are safeguarded and that transactions are authorized, recorded and reported properly. The internal audit department reviews these accounting controls on an ongoing basis and reports its findings and recommendations to management and to the Audit Committee of the Board of Directors.

As disclosed in note 2 to the consolidated financial statements, a restatement has been necessary as a result of control related issues. A number of corrective measures have been taken and management will continue to monitor the quality of controls.

The Board of Directors carries out its responsibility for the consolidated financial statements principally through its Audit Committee, consisting of all of the non-executive directors. This Committee reviews the consolidated financial statements with management and the independent auditors prior to submission to the Board for approval. It also reviews the recommendations of both the independent and internal auditors for improvements to internal controls as well as the actions of management to implement such recommendations.










Frank J. Halliwell                                      Ian J. Webber
Chief Executive Officer                                 Chief Financial Officer

16th August 2004

To the shareholders of CP Ships Limited

We have audited the consolidated balance sheets of CP Ships Limited as at 31st December 2003 and 2002, and the consolidated statements of income, retained earnings and cash flow for each of the years ended 31st December 2003 and 2002. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at 31st December 2003 and 2002, the results of its operations and its cash flow for each of the years then ended in accordance with Canadian generally accepted accounting principles.

As described in note 2 to the consolidated financial statements, the accompanying consolidated financial statements of CP Ships Limited as at 31st December 2003 and 2002 and for each of the two years ended 31st December 2003 and 2002 have been restated. Our previously issued auditors' report dated 12th March 2004 has been withdrawn.






PricewaterhouseCoopers LLP
Chartered Accountants
Toronto, Ontario, Canada
12th March 2004, except as to notes 2, 7, 22(b) and 23(k) which are as of 16th August 2004



CONSOLIDATED STATEMENTS OF INCOME
(US$ millions except per share amounts)
                                                                                           Year ended 31st December
                                                                                              2003              2002
                                                                                              ----              ----
                                                                                     Restated (note 2)  Restated (note 2)
Revenue
Container shipping operations                                                                3,130             2,687

Expenses
Container shipping operations                                                                2,487             2,155
General and administrative                                                                     424               367
Depreciation and amortization of intangible assets                                             119                93
Currency exchange (gain)/loss                                                                   (2)               (4)
Diminution in value of property, plant and equipment                                             2                 -
Gain on disposal of property, plant and equipment                                               (2)                -
                                                                                     ----------------------------------
                                                                                             3,028             2,611
                                                                                     ----------------------------------


Operating income before exceptional items                                                      102                76
Exceptional items (note 3)                                                                     (10)                2
                                                                                     ----------------------------------

Operating income                                                                                92                78
Interest expense, net (note 4)                                                                 (36)              (23)
                                                                                     ----------------------------------


Income before income tax                                                                        56                55
Income tax expense (note 5)                                                                     (3)              (10)
                                                                                     ----------------------------------


Net income available to common shareholders                                                   $ 53              $ 45
                                                                                     ----------------------------------

Average number of common shares outstanding (millions) (note 17)                             89.8              84.8
Earnings per common share basic (note 17)                                                  $ 0.59            $ 0.53
Earnings per common share diluted (note 17)                                                $ 0.57            $ 0.52


CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Balance, 1st January (Restated - note 2)                                                       540               509
Net income                                                                                      53                45
Dividends on common shares                                                                     (14)              (14)
                                                                                     ----------------------------------
Balance, 31st December (Restated - note 2)                                                   $ 579             $ 540
                                                                                     ----------------------------------

See accompanying notes to the consolidated financial statements





CONSOLIDATED BALANCE SHEETS
(US$ millions)
                                                                               As at 31st December
                                                                             2003             2002
                                                                             ----             ----
ASSETS                                                              Restated (note 2)  Restated (note 2)
Current assets
Cash and cash equivalents                                                      75              110
Accounts receivable                                                           463              526
Prepaid expenses                                                               44               46
Inventory                                                                      24               21
                                                                    ----------------------------------
                                                                              606              703

Property, plant and equipment (note 7)                                      1,235            1,134
Deferred charges (note 8)                                                      32               38
Goodwill and other intangible assets (note 9)                                 607              608
Future income tax assets (note 5)                                               4                -
Other assets (note 10)                                                         16                4
                                                                    ----------------------------------
                                                                          $ 2,500          $ 2,487
                                                                    ----------------------------------

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities                                      564              665
Long-term debt due within one year (note 11)                                   19               15
                                                                    ----------------------------------
                                                                              583              680

Long-term liabilities
Long-term debt due after one year (note 11)                                   632              582
Future income tax liabilities (note 5)                                          7                7
                                                                    ----------------------------------
                                                                              639              589

Shareholders' equity
Common share capital (note 14)                                                686              685
Contributed surplus (note 15)                                                   7                1
Retained earnings                                                             579              540
Cumulative foreign currency translation adjustments                             6               (8)
                                                                    ----------------------------------
                                                                            1,278            1,218
                                                                    ----------------------------------
                                                                          $ 2,500          $ 2,487
                                                                    ----------------------------------

Contingent Liabilities and Commitments - notes 18, 19, and 22(b)
See accompanying notes to the consolidated financial statements


On behalf of the Board:





Frank J. Halliwell                                    Ian J. Webber
Chief Executive Officer                               Chief Financial Officer



CONSOLIDATED STATEMENTS OF CASH FLOW
(US$ millions)
                                                                                           Year ended 31st December
                                                                                              2003              2002
                                                                                              ----              ----
Operating activities                                                                 (Restated (note 2)  (Restated (note 2)
Net income                                                                                      53                45
Depreciation and amortization of intangible assets                                             119                93
Exceptional items                                                                               10                (2)
Future income tax benefit                                                                       (4)               (1)
Amortization of deferred charges                                                                13                 9
Diminution in value of property, plant and equipment                                             2                 -
Gain on disposal of property, plant and equipment                                               (2)                -
Restricted share awards                                                                          6                 1
                                                                                     ----------------------------------
                                                                                               197               145
Increase in non-cash working capital (note 16)                                                 (37)              (49)
                                                                                     ----------------------------------
Cash from operations before exceptional item related payments                                  160                96
Exceptional item related payments                                                              (10)              (12)
                                                                                     ----------------------------------

Cash from operations                                                                           150                84

Financing activities
Increase in share capital                                                                        1                88
Increase in long-term debt                                                                     104               557
Repayment of long-term debt                                                                   (172)             (212)
Repayment of Italia short-term debt                                                              -               (11)
Increase in deferred financing costs                                                            (1)              (11)
Common share dividends paid                                                                    (14)              (14)
                                                                                     ----------------------------------
Cash (outflow)/inflow from financing activities                                                (82)              397

Investing activities
Additions to property, plant and equipment                                                    (158)             (439)
Increase in deferred dry-dock costs                                                             (4)               (9)
Reimbursement of ship stage payments                                                            43                 -
Acquisition of businesses (note 6)                                                               -               (40)
Proceeds from disposal of property, plant and equipment                                         18                 5
Increase in other assets                                                                        (2)               (4)
                                                                                     ----------------------------------
Cash outflow from investing activities                                                        (103)             (487)

Decrease in cash and cash equivalents (1)                                                      (35)               (6)
Cash and cash equivalents at beginning of year                                                 110               116
                                                                                     ----------------------------------
Cash and cash equivalents at end of year                                                      $ 75             $ 110
                                                                                     ----------------------------------

Additional information
Taxes paid                                                                                     $ 6              $ 12
Interest paid                                                                                 $ 32              $ 12
                                                                                     ----------------------------------


(1) Cash and cash equivalents comprise cash and temporary investments with a maximum maturity of three months.

See accompanying notes to the consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unless otherwise indicated, all amounts are shown in US$ millions)

1.  Significant accounting policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

(a) Basis of consolidation - The consolidated financial statements include CP Ships Limited ("CP Ships") and all of its subsidiary companies from the date of acquisition until the date of disposal, if relevant.

(b) Revenue & cost recognition - Revenue and costs directly attributable to loaded container movements are recognized when delivery of the loaded container to its final destination is completed. Other revenue is accounted for on completed service delivery and other costs are accounted for when incurred.

(c) Use of estimates - The preparation of financial statements requires that management make estimates in reporting the amounts of certain revenues and expenses for each financial year and certain assets and liabilities at the end of each financial year. Actual results may differ from these estimates.

(d) Income taxes - CP Ships accounts for income taxes using the liability method. Under this method, future income tax assets and liabilities are recognized based on differences between the basis of assets and liabilities used for financial statement and for income tax purposes, using substantively enacted tax rates. Future tax assets are not recognized if they are not expected to be utilized.

(e) Earnings per common share - Basic earnings per common share is calculated using the weighted average number of common shares outstanding in the year.

The dilutive effect of outstanding stock options and unvested restricted shares is reflected in diluted earnings per share by application of the treasury stock method.

(f) Property, plant & equipment - Property, plant and equipment is stated at cost less depreciation, which is determined on a straight-line basis over the estimated remaining useful life of each asset.

Depreciation on ships is calculated on a straight-line basis at rates to reduce the book value of each ship to its estimated residual value by the end of its estimated useful life which is considered to be 25 years.

Major additions, replacements and capital improvements to ships are depreciated over the estimated remaining useful life of the ship.

Containers are depreciated on a straight-line basis over their estimated useful life of 12 years to their estimated residual values.

Furniture and equipment is fully depreciated on a straight-line basis over the estimated useful lives of the assets, a maximum of ten years.

Computer hardware and software is fully depreciated on a straight-line basis over its estimated useful life, which varies between two and eight years, from the date that it is brought into use. Relevant costs directly associated with developing or obtaining internal-use computer software are capitalized.

Trucking equipment is fully depreciated on a straight-line basis over the estimated service lives of the assets, a maximum of ten years. Owned automobiles are depreciated on a straight-line basis over four years.

Owned buildings are fully depreciated on a straight-line basis over the estimated useful lives, a maximum of 50 years. Land is not depreciated.

Leasehold improvements are amortized over the lesser of the remaining lease term or ten years.

Terminal equipment is depreciated on a straight-line basis over its estimated useful life which varies between three and 30 years.

When depreciable assets are retired or otherwise disposed of, the related costs and accumulated depreciation are removed from the accounts and the remaining balance, net of any proceeds from sale or salvage value, is reflected in the result from operations.

In accordance with CICA 3063, "Impairment of Long-lived Assets," the company reviews property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparison of their carrying amount to the future undiscounted cash flows the assets are expected to generate. If such property, plant and equipment are considered to be impaired, the impairment to be recognized equals the amount by which the carrying amount of the assets exceeds their fair market value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(g) Leases - Leases are classified as either capital or operating. Those leases which transfer substantially all the benefits and risks of ownership of property to CP Ships are accounted for as capital leases.

Capital leases are accounted for as assets and are fully amortized on a straight-line basis over the lesser of the period of expected use of the assets or the lease term. Commitments to repay the principal amounts arising under capital lease obligations are included in current liabilities to the extent that the amount is repayable within one year, otherwise the principal is included in amounts due after one year. The capitalized lease obligation reflects the present value of future lease payments. The finance element of the lease payments is charged to income over the term of the lease.

Operating lease costs are charged to income on a straight-line basis.

(h) Deferred charges - Deferred charges include deferred financing costs and deferred dry-docking costs. Deferred financing costs represent expenses incurred to obtain financing which have been deferred and are amortized over the periods to maturity of the underlying arrangements. Any unamortized cost is written off on the early termination of the underlying arrangement. Dry-docking and special survey costs are deferred and amortized over the dry-docking cycle, typically between two to five years. Any unamortized cost is written off on the disposal of the relevant ship.

(i) Goodwill & other intangible assets - Goodwill represents the excess of the fair value of consideration paid over the fair value of net tangible and other identifiable intangible assets acquired. Separately identifiable intangible assets are recorded at fair value. CP Ships evaluates the carrying value of goodwill for possible impairment of each reporting unit on an annual basis. Identifiable intangible assets with indefinite lives are not amortized but are subject to impairment review at least annually. All other intangible assets are amortized on a straight-line basis over their estimated economic useful lives ranging from 10 to 20 years, and are subject to impairment review at least annually.

(j) Foreign currency translation - Revenue and expense items and other transactions denominated in foreign currencies are recorded in US$, which is the functional currency of CP Ships, at the exchange rates in effect on the dates of the related transactions. Monetary assets and liabilities denominated in foreign currencies are translated into US$ at the year-end rates of exchange. Foreign currency gains and losses arising from realization or remeasurement of foreign currency denominated monetary assets and liabilities are recognized in income as incurred.

The financial statements of subsidiary companies denominated in currencies other than US$ which are considered to be self-sustaining are translated into US$ using year-end rates of exchange for assets and liabilities and average rates in effect during the year for revenues and expenses. Exchange gains or losses arising from such translation are deferred and included under shareholders' equity as foreign currency translation adjustments.

The financial statements of subsidiary companies denominated in currencies other than US$ which are considered to be integrated operations are translated into US$ using year-end rates of exchange for monetary assets and liabilities, historical exchange rates for non-monetary assets and liabilities and average rates in effect during the year for revenues and expenses. Exchange gains or losses arising from such translation are recognized in income.

(k) Employee future benefits - The costs of defined benefit pensions are actuarially determined using the projected benefit method prorated on service and management's best estimate of expected plan investment performance, salary escalation and retirement ages of employees. Market related values are used for calculating the expected return on plan assets. The projected benefit obligation is discounted using a market interest rate at the beginning of the year on high quality corporate debt instruments.

Pension expense includes the cost of pension benefits earned during the year, the interest cost on pension obligations, the expected return on pension plan assets, settlement gains, the amortization of any net transitional asset, the amortization of adjustments arising from any pension plan amendments and the amortization of the excess of any net actuarial gain or loss of over 10% of the greater of the benefit obligation and the market related value of plan assets. The amortization period covers the expected average remaining service lives of employees covered by the various plans.

For defined contribution plans, pension costs generally equal plan contributions due during the year.

(l) Derivative financial instruments - Derivative financial instruments are utilized to manage exposure to foreign currency exchange rates, interest rates and fuel prices. Derivative financial instruments are not fair valued unless used for speculative or trading purposes. However, CP Ships does not use derivative financial instruments for speculative or trading purposes.

All relationships between hedging instruments and hedged items are documented, as well as risk management objectives and the strategy for undertaking hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecast transactions. Assessments are made, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Payments or receipts under derivative financial instruments used to manage exposure to foreign currencies and bunker fuel are recognized in the income statement concurrently with the hedged transaction and are netted against the hedged item, providing the effectiveness of the hedge is reasonably assured. The fair values of the outstanding contracts are not reflected in the financial statements.

Net payments or receipts under derivative instruments used to manage exposure to interest rates are accrued as adjustments to interest expense and the fair values of the outstanding contracts are not reflected in the financial statements.

(m) Stock-based compensation - Under stock-based compensation plans described in note 15, stock options and restricted stock have been granted to directors and certain key employees or were granted to former Canadian Pacific Limited ("CPL") employees as part of the Plan of Arrangement under which CP Ships was demerged from CPL on 1st October 2001 (note 14).

CICA 3870, "Stock-based Compensation and Other Stock-based Payments," was adopted effective 1st January 2002. Any consideration paid by employees on the exercise of stock options is credited to share capital. In the event options are canceled, no adjustment is made to share capital and no expense is recognized. Compensation expense is not recognized for stock options.

Compensation expense is recognized for direct awards of stock at market value when granted or if non-vested, such expense is spread over the vesting period.

(n) Restructuring costs - Prior to 31st March 2003 restructuring costs were recorded in the period detailed exit and restructuring plans were approved. Subsequent to 31st March 2003, CICA Emerging Issue Committee Abstract ("EIC") 134, "Accounting for Severance and Termination Benefits," and EIC 135, "Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring)," were adopted. They require that all costs associated with an exit activity should be recognized when liabilities are actually incurred. Provisions for restructuring costs are recorded in liabilities.

(o) Acquisitions - All acquisitions are accounted for using the purchase method. Under this method, all assets and liabilities are recorded at their fair value at the acquisition date.

(p) Comparative figures - Certain comparatives have been reclassified to conform to the financial statement presentation adopted in the current year.

(q) New Canadian accounting pronouncements - CICA Accounting Guideline AcG-13, "Hedging Relationships," is effective for fiscal years beginning on or after 1st July 2003 and specifies new criteria for applying hedge accounting. If hedge accounting criteria are not met, derivative instruments currently accounted for as hedges will no longer continue to be accounted for as hedges, and their recorded amounts will be adjusted from their carrying value to their fair value. If this standard had been applied at 31st December 2003, the fair value adjustment would have increased net income by $1 million.

CICA Accounting Guideline AcG-15, "Consolidation of Variable Interest Entities," requires that companies that control another entity through interests other than voting interests should consolidate the controlled entity. AcG-15's consolidation requirement is effective for all annual and interim periods beginning on or after 1st November 2004. The impact of AcG-15 on the results of operations and financial position is not expected to be significant.

CICA 1100, "Generally Accepted Accounting Principles," establishes standards for financial reporting in accordance with generally accepted accounting principles, and defines primary sources of GAAP and requires that an entity apply every relevant primary source. This guidance is effective for fiscal years beginning on or after 1st October 2003. The impact of CICA 1100 on the results of operations and financial position is being assessed.

CICA 3870, "Stock-based Compensation and Other Stock-based Payments," was amended in 2003 to require expensing of all stock-based compensation from the grant date, effective 1st January 2004. In accordance with the transitional provisions of CICA 3870, all stock-based compensation will be expensed in 2004, and 2004 opening retained earnings will be retroactively restated with a cumulative charge of $1 million.

2.  Restatements

In August 2004, the company restated the previously reported results for 2003 to reflect an increase in container shipping costs of $23 million and a reduction in revenue of $6 million, resulting in a reduction in net income of $29 million. At the same time, 2002 results were also restated to reflect an increase in container shipping costs and a reduction in net income of $7 million.

The balance sheet as at 31st December 2003 has been restated to increase accounts payable and accrued liabilities by $30 million and to reduce accounts receivable by $6 million, with a corresponding reduction of $36 million in retained earnings.

The balance sheet as at 31st December 2002 has been restated to increase accounts payable and accrued liabilities by $7 million with a corresponding $7 million reduction in retained earnings.

a) Impact of restatement on consolidated statements of income

The impact of the restatements on net income for the years ended 31st December 2003 and 2002 are as follows:


US$ millions                                                           31st December 2003       31st December 2002
------------------------------------------------------------------------------------------------------------------

Net income - as previously reported                                            82                       52
Adjustments:
------------
Revenue
Container shipping operations (i)                                              (6)                      -

Expenses
Container shipping operations (ii), (iii)                                     (23)                     (7)
                                                         ----------------------------------------------------------

Total adjustments                                                             (29)                     (7)
                                                         ----------------------------------------------------------

Net income - as restated                                                       53                       45
                                                         ----------------------------------------------------------


(i) Adjustment required to eliminate revenue-related balances that should not have been included on the balance sheet. Of this amount $3 million is to eliminate intercompany items previously not eliminated on consolidation and included within accounts receivable. A further $3 million relates to the elimination of other miscellaneous revenue-related balances which should not have been recognized as revenues and accounts receivable.
(ii) The 2003 adjustment includes $20 million to correct the level of accruals established for container shipping costs. These underaccruals resulted from issues that affected certain of the processes and controls required to make and maintain reasonable estimates of accruals. A further $2 million relates to an incorrect reversal of cost accruals. An additional $1 million relates to the elimination of certain other cost-related balances.
(iii) The 2002 adjustment of $7 million is to charge additional costs for container shipping operations, required as a result of the unintentional recording of an intercompany liability within accruals and the subsequent charging of third party costs against this balance.

None of the adjustments reflected above are affected by income taxes and therefore no restatement of the company's previously reported provisions for income taxes is required.

b) Impact of restatement on consolidated statements of retained earnings

                                                               31st December      31st December      31st December
US$ millions                                                       2003               2002               2001
------------------------------------------------------------------------------------------------------------------
Retained earnings - as previously reported
                                                                    615                547                509

Adjustments                                                        (36)                (7)                 -
                                            ----------------------------------------------------------------------

Retained earnings - as restated                                     579                540                509
                                            ----------------------------------------------------------------------


As at 31st December 2003, accounts receivable has decreased by $6 million and accounts payable and accrued liabilities have increased by $30 million.

As at 31st December 2002, accounts payable and accrued liabilities have increased by $7 million.

c) Impact of restatement on segmented reporting

The impact of the restatement on operating income by segment for the years ended 31st December 2003 and 2002 is as follows:


2003
----

                                Trans                           Latin
US$ millions                   Atlantic      Australasia       America          Asia           Other           Total
------------------------------------------------------------------------------------------------------------------------
Operating income/
(loss) before
exceptional items as
previously reported               82             27              15             (8)             15             131

Restatement                      (17)            (3)            (4)             (4)            (1)            (29)
                            --------------------------------------------------------------------------------------------

Restated operating
income/(loss) before
exceptional items                 65             24              11            (12)             14             102
                            --------------------------------------------------------------------------------------------





2002
----


                                Trans                           Latin
US$ millions                   Atlantic      Australasia       America          Asia           Other           Total
------------------------------------------------------------------------------------------------------------------------

Operating income/
(loss) before
exceptional items as
previously reported               60             27              21            (38)             13             83

Restatement                      (4)              -              -              (3)             -              (7)
                            --------------------------------------------------------------------------------------------

Restated operating
income/(loss)                     56             27              21            (41)             13             76
                            --------------------------------------------------------------------------------------------


3.  Exceptional items

In 2003, the exceptional charge of $10 million arises from organizational restructuring in Europe and mainly comprises consolidation of the UK management activities of Canada Maritime, Cast and Contship Containerlines resulting in the closure of certain UK offices. The charges include staff related costs of $7 million and expenses relating to redundant office leases of $3 million. At 31st December 2003, this restructuring was substantially complete with $3 million remaining to be spent for redundant office leases to 2008.

In 2002 the exceptional credit of $2 million arose from the write back of unutilized provisions for unusual charges established in 2001 as an exceptional charge.

4.  Interest expense (net)

                                                         2003          2002
                                                         ----          ----

Long-term debt                                            (38)          (24)
Short-term debt                                            (1)           (1)
                                                     ------------------------
Total interest expense                                    (39)          (25)
Interest income                                             3             2
                                                     ------------------------
Interest expense (net)                                  $ (36)        $ (23)
                                                     ------------------------

5.  Income tax expense

The principal operating subsidiaries have operations taxable mainly in jurisdictions or under programs with relatively low rates of tax including under UK Tonnage Tax where taxation is based on the tonnage of ships used by the subsidiary, rather than profits earned.

                                                         2003          2002
                                                         ----          ----
Income tax expense
Current                                                     7            11
Future                                                     (4)           (1)
                                                     -----------------------
                                                          $ 3          $ 10
                                                     -----------------------

The difference between the income tax expense and the theoretical expense obtained by applying the Canadian statutory tax rate is as follows:

                                                     2003          2002
                                                     ----          ----
                                                     Restated      Restated
Provision at Canadian statutory rates                  20            17
Foreign tax rate differentials                         (2)           (7)
Tonnage tax rate differentials                        (15)           (5)
Prior year items                                       (2)           (1)
Tax losses now recognized                              (3)            -
Other                                                   5             6
                                                     ------------------------
Income tax expense                                    $ 3          $ 10
                                                     ------------------------

The provision for future income taxes arises from differences in the recognition of revenues and expenses for income tax and accounting purposes. The temporary differences comprising the net future income tax liabilities are:

                                                     2003          2002
                                                     ----          ----
Future income tax assets
Non-capital loss carryforwards                         4             -
                                                     ------------------------
                                                     $ 4           $ -

Future income tax liabilities
Capital assets carrying value in excess of
    tax basis                                         (7)           (6)
Other items                                            -            (1)
                                                     ------------------------
                                                     $(7)          $(7)

                                                     ------------------------
Net future tax liabilities                           $(3)          $(7)
                                                     ------------------------

In assessing the realizability of future tax assets, CP Ships considers whether it is more likely than not that some or all of the future tax assets will be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. CP Ships considers the scheduled reversal of historical taxable income, projected future taxable income and tax planning strategies in making this assessment.

At 31st December 2003, the amount of unused tax losses was $62 million (2002:
$56 million), for which no future tax asset has been recognized because it is considered unlikely the losses will be utilized in the foreseeable future, if at all. The tax losses will begin to expire in 2007, although subsequent to 31st December 2003, $24 million of the unused tax losses were lost as a result of an internal reorganization.

6.  Business acquisitions

There were no business acquisitions in 2003.

In 2002, CP Ships acquired all the outstanding shares of Italia di Navigazione S.p.A. ("Italia Line") and its sales agencies in Italy and Spain together with certain assets of its Canadian and Venezuelan agencies.

This acquisition gave rise to goodwill and other intangible assets of $106 million. No deferred tax asset was created for tax losses or tax-deductible goodwill since they were not expected to be utilized. The estimated fair values of the net assets acquired and consideration, which was paid in cash, are summarized as follows:


Accounts receivable and inventory                      36
All other tangible assets                              16
Goodwill and other intangible assets                  106
Bank borrowings                                       (11)
Accounts payable and accrued liabilities              (85)
Long-term debt                                        (22)
                                               -------------
Consideration and costs                              $ 40
                                               -------------

Included above is a $9 million provision to terminate contracts and restructure the organization. These costs related to closing certain offices and terminating contracts with third party suppliers that were not needed. At 31st December 2003, $6 million had been utilized (2002: $1 million). The remaining balance of $3 million, mainly for redundant contracts with third party suppliers, is expected to be utilized in 2004.

7.  Property, plant & equipment

                                                     2003          2002
                                                     ----          ----
                                                 Restated      Restated
Ships
Cost                                                1,188         1,014
Accumulated depreciation                             (201)         (146)
                                               ---------------------------
                                                      987           868
Containers
Cost                                                  140           150
Accumulated depreciation                              (67)          (61)
                                               ---------------------------
                                                       73            89
Terminal equipment & other
Cost                                                  151           135
Accumulated depreciation                              (82)          (67)
                                               ---------------------------
                                                       69            68
Computer hardware & software
Cost                                                  227           199
Accumulated depreciation                             (121)          (90)
                                               ---------------------------
                                                      106           109

Total cost                                          1,706         1,498
Total accumulated depreciation                       (471)         (364)
                                               ---------------------------
Net book value                                    $ 1,235       $ 1,134
                                               ---------------------------

Certain adjustments to properly reflect the gross cost and accumulated depreciation of group assets have been made. This restatement has no effect on net book value of property, plant and equipment in total or of any asset category. These adjustments were required to reverse consolidation entries which had not been updated to reflect changes in and disposals of certain assets.

Assets under construction, which are not being depreciated, included above in computer hardware and software amount to $5 million at 31st December 2003. As of 31st December 2002, assets under construction not being depreciated amounted to $46 million, of which $44 million is included above in ships.

At 31st December 2003 assets held under capital leases, with a cost of $215 million (2002: $115 million) and accumulated depreciation of $67 million (2002: $64 million), are included above and mainly comprise ship leases with a net book value of $105 million (2002: $nil), and container leases of $39 million (2002: $47 million).

Ships with a net book value of $754 million at 31st December 2003 (2002: $533 million) were pledged as security against bank and other loans. In 2002, buildings with a net book value of $3 million were mortgaged as security against long-term loans. They were sold in 2003.

8.  Deferred charges

Deferred charges of $32 million (2002: $38 million) comprise:

(a) Unamortized deferred financing costs of $15 million (2002: $16 million) related to the arrangement of financings including $200 million unsecured principal amount ten-year senior notes in 2002 and certain capital lease obligations. These costs are amortized evenly over the periods of the underlying arrangements, which end between 2005 and 2012. The amortization in 2003 was $4 million (2002: $2 million).

(b) Unamortized deferred dry-dock costs of $17 million (2002: $22 million) related to dry-docking and special survey costs. These costs are amortized evenly over the dry-docking cycle, typically between two and five years. The amortization in 2003 was $9 million (2002: $7 million).

9. Goodwill & other intangible assets

Goodwill and other intangible assets of $607 million (2002: $608 million) comprise:

(a) Goodwill

Balance, 1st January 2003                                           598
Additions                                                             -
                                                             -------------
Balance, 31st December 2003                                       $ 598
                                                             -------------

(b) Other intangible assets

                                                     2003          2002
                                                     ----          ----

Cost                                                   10            10
Accumulated depreciation                               (1)            -
                                               ---------------------------
                                                      $ 9          $ 10
                                               ---------------------------

Other intangible assets comprise trade names and customer service contracts acquired in the Italia Line acquisition in 2002 and have an estimated useful life of between 10 and 20 years. Amortization expense for these items in 2003 was $1 million (2002: $nil). No intangible assets were acquired in 2003.

10. Other assets

Other assets comprise cash on deposit of $6 million (2002: $4 million) primarily in respect to operational guarantees (note 18) and $10 million (2002: $nil) for an accrued swap receivable relating to the hedge of certain GBP denominated capital lease obligations (notes 11 and 13).

11. Long-term debt

                                                     2003          2002
                                                     ----          ----

Bank loans                                            275           326
Ten-year senior notes                                 196           196
Long-term loans                                        37            45
                                               ---------------------------
                                                      508           567
Capital leases                                        143            30
                                               ---------------------------
                                                      651           597
Amounts due within one year                           (19)          (15)
                                               ---------------------------
Amounts due after one year                          $ 632         $ 582
                                               ---------------------------

The bank loans represent two long-term revolving credit facilities secured by certain owned ships and providing for borrowings of up to $525 million, of which $514 million was available at 31st December 2003.

The first facility of $175 million was fully drawn at 31st December 2003 and is committed to August 2005 with a $50 million step down in August 2004. This facility bears interest at a margin, linked to its credit rating, over US$ LIBOR. As at 31st December 2003, the margin was 1.05%.

The second facility of $350 million, of which $100 million was drawn at 31st December 2003, is committed to December 2006, with a 25% step down in December 2005. This facility bears interest at a margin, which depends on the corporate credit rating, over US$ LIBOR. As at 31st December 2003, the margin was 1.75%.

During 2003, $90 million of unsecured revolving facilities with a 364-day maturity expired undrawn.

Ten-year senior notes comprise $200 million unsecured principal amount notes at 10.375% issued in July 2002 at a price of 97.722% for an effective rate of 10.75% which mature in July 2012. The issue discount is being accreted over the life of the bonds. CP Ships may redeem the senior notes at any time according to a predetermined pricing formula.

Long-term loans comprise a $37 million term loan repayable up to 2008 bearing interest at 6.71% secured by four ships.

The bank loans, senior notes and long-term loans are subject to covenants, which are customary for these types of facility. CP Ships is in compliance with these covenants at 31st December 2003.

Aggregate maturities of the bank loans, long-term loans and senior notes over the next five years and thereafter are as follows:

2004                                                    7
2005                                                   20
2006                                                  271
2007                                                   10
2008                                                    4
2009 and thereafter                                   196
                                               -------------
Total payments                                      $ 508
                                               -------------

Capital leases - Capital leases consist of ship leases of $118 million
(2002:  $nil) and container and other leases of $25 million (2002: $30 million).

During 2003, two 4100 teu ships, Canmar Venture and Spirit, were financed under separate 25-year GBP denominated capital leases. These ship lease obligations bear interest at 3-month GBP LIBOR+0.2% and expire in 2028 and are repayable in quarterly installments. CP Ships has the sole option to terminate these leases at any time, or to extend them beyond 2028 for further one-year periods. The GBP denominated lease obligations have been swapped for US$ to remove foreign currency exchange risk (note 13), and as a consequence the effective interest rate is 3-month US$ LIBOR+0.45%.

The container and other leases are repayable in monthly instalments ending between 2004 and 2007. Obligations under container and other leases bear interest primarily at fixed rates, which range from 3% to 18%.

Interest expense on capital leases amounted to $5 million (2002: $2 million).

Capital lease commitments over the next five years and thereafter are as follows:

2004                                                   20
2005                                                   18
2006                                                   16
2007                                                   12
2008                                                    9
2009 and thereafter                                   175
                                               -------------
Total minimum lease payments                          250
Less imputed interest                                (107)
                                               -------------
Present value of minimum lease payments               143
Less current portion                                  (12)
                                               -------------
Long-term portion of capital lease
    commitments                                     $ 131
                                               -------------

12. Fair value of financial instruments

Short-term financial assets and liabilities are valued at their carrying values as presented in the consolidated balance sheet, which are reasonable estimates of fair value due to the relatively short period to maturity of these instruments.

The estimated fair value of financial instruments at 31st December 2003 and 2002 is as follows:

                                                  Asset/
                                                (Liability)     Asset/
                                                 Carrying     (Liability)
                                                  Amount      Fair Value
                                               ---------------------------
                                                          2003
                                               ---------------------------

Long-term debt                                       (651)         (686)
Derivative instruments (note 13):
    Interest rate swaps                                 -            (1)
    Foreign currency contracts                         10            10
    Bunker fuel price contracts                         -             1

                                                          2002
                                               ---------------------------

Long-term debt                                       (597)         (611)
Derivative instruments (note 13):
    Interest rate swaps                                 -             4

Long-term debt - The fair value of third-party long-term debt has been estimated based on current market prices and rates currently available to CP Ships for long-term borrowing with similar terms and conditions to those borrowings in place at the balance sheet date, or estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities.

Apart from the ten-year senior notes, there is no material difference between the carrying value and the fair value of the third-party long-term debt.

Interest rate, foreign currency & bunker fuel derivatives - The fair value of the interest rate swaps, foreign currency exchange contracts and bunker fuel price contracts, used for hedging purposes, is the estimated amount that CP Ships would have to pay or receive to terminate the agreements at the reporting date, taking into account interest rates, foreign exchange rates and bunker fuel prices.

13. Derivative instruments & hedging activity

Derivatives are used only for hedging purposes. The following summarizes the company's risk management of market risk from foreign exchange fluctuations, changes in interest rates and bunker fuel prices.

(a) Foreign exchange risk management

As a result of net exposures denominated in currencies other than the US$, the company is exposed to changes in exchange rates. To manage this risk derivatives are used to cover certain forecast currency exposures.

During 2003, all forecasted Euro and Canadian $ exposure was hedged resulting in a gain of $21 million (2002: $18 million). At 31st December 2003, 50% of anticipated 2004 Canadian $ exposure was hedged using a combination of put and call options such that the net exposure is limited to between $1.30 and $1.39. During January 2004, forward contracts were concluded at a weighted average rate of $1.25 to hedge 50% of forecast net Euro exposure for the first half of 2004 and 25% for the second half.

During the year, two GBP denominated capital leases were entered into to finance the purchase of the Canmar Venture and Spirit (note 11). These lease obligations have been swapped for US$ to remove foreign currency exchange risk over the same term as the leases, and as a consequence the effective interest rate is 3-month US$ LIBOR+0.45%.

(b) Interest rate risk management

For most of 2003, the interest rate on the $200 million senior notes due 2012 was swapped from 10.375% fixed to an interest rate based on 3-month US$ LIBOR+5.77% giving rise to a reduction in interest expense of $6 million (2002: $1 million). This 10-year hedging instrument was closed out in December 2003 and replaced with a new 5 1/2-year $100 million fixed to floating interest rate swap at 6-month US$ LIBOR+6.12%. Subsequent to the year end, the remaining $100 million was swapped from fixed to floating rates for 4 1/2 years at 6-month US$ LIBOR+6.26%.

Other floating rate 3-month US$ LIBOR obligations of $190 million were swapped to 1.49% fixed to 30th June 2004 resulting in $nil impact in 2003.

(c) Bunker fuel price risk management

CP Ships purchases approximately 1.6 million tonnes of bunker fuel annually and is exposed to movements in bunker fuel prices. To manage this exposure, financial instruments including swaps and put and call options are used to hedge up to 50% of the forecast demand. As at 31st December 2003, there were outstanding bunker fuel swap contracts for 160,000 tonnes of fuel with a weighted average price of $137 per tonne, which expire between January 2004 and December 2004.

The company is exposed to credit loss in the event of non-performance by counterparties to financial instruments including the interest rate, foreign exchange and bunker hedge contracts. This risk is mitigated by contracting with counterparties of high credit quality and by using an appropriate number of counterparties, thereby reducing the risks that would result from concentration.

14. Shareholders' equity

(a) Plan of arrangement

Prior to 1st October 2001, CP Ships Holdings Inc ("CPSHI") was the wholly owned holding company of Canadian Pacific Limited's ("CPL") container shipping interests. On 1st October 2001, as part of a Plan of Arrangement, CPL distributed its interests in CPSHI to a newly created subsidiary company, CP Ships. CPL then distributed its investment in CP Ships to CPL's common shareholders on the basis of one new common share in CP Ships for four old CPL common shares. As both CPSHI and CP Ships were under the control of CPL at the time, the transactions were accounted for in a manner similar to a pooling-of-interests and the historical financial information of CPSHI became the historical financial information of the now publicly held CP Ships. On 1st January 2002, CPSHI amalgamated with CP Ships.

(b) Common shares

The authorized share capital of CP Ships is an unlimited number of common shares and an unlimited number of preference shares.

An analysis of common shares issued and outstanding is as follows:

                                                     Number         $ Millions

Balance at 31st December 2001                    79,969,095                597
New issue                                         9,646,500                 88
Issued under stock-based compensation plans         121,326                  -
                                             ---------------------------------
Balance at 31st December 2002                    89,736,921              $ 685
Issued under stock-based compensation plans         153,598                  1
                                             ---------------------------------
Balance at 31st December 2003                    89,890,519              $ 686
                                             ---------------------------------

On 3rd July 2002, the issue of 8.5 million new common shares at C$ 15.00 (US$ 9.93) for approximate net proceeds, after deduction of offering expenses, of $77 million was completed.

On 9th July 2002, the issue of a further 1.1 million new common shares at C$
15.00 (US$ 9.93) under an over-allotment option for additional net proceeds of approximately $11 million was completed.

Shareholder rights plan - On 30th July 2001, CP Ships adopted a Shareholder Rights Plan (the "Rights Plan") which became effective 1st October 2001. The Rights Plan is designed to provide CP Ships with sufficient time to explore and develop alternatives for maximizing shareholder value in the event of a takeover bid and to provide all shareholders with an equal opportunity to participate in the bid.

15. Stock plans

(a) Stock-based compensation

Under the Employee Stock Option Plan ("ESOP") and Directors Stock Option Plan ("DSOP") options may be granted with or without vesting criteria to employees and directors to purchase common shares at a price normally based on the market value of the shares on or immediately prior to the grant date. Each option may be exercised on a date or dates set by the Board of Directors and generally expires ten years after the grant date.

Restricted shares, direct awards of stock, may also be granted with or without vesting criteria and would normally vest on a specific date.

At 31st December 2003, 1,360,630 shares (2002: 3,763,573 shares) were available for the granting of future options and restricted shares under the stock option plans out of the 6,158,000 currently authorized.

The company has elected to not recognize stock option compensation as an expense but to disclose the effect based on fair value spread over the period to vesting. ESOP awards generally vest three years from grant. DSOP awards vest immediately upon grant.

The company has used the Black-Scholes option-pricing model to assess the fair value of the options granted to employees and directors in 2003 and 2002 with the following assumptions:

                                                     2003          2002
                                                     ----          ----

Dividend yield                                       1.4%          1.4%
Volatility                                          30.0%         30.0%
Risk-free interest rate                              4.5%          4.5%
Expected life (years)                                   5             5

Had compensation expense for awards under the plans been determined based on the fair value at the grant dates, the company's net income available to common shareholders and earnings per common share would have been as follows:

($ millions except per share amounts)                       2003          2002
                                                            ----          ----
                                                        Restated       Restated
Net income available to common shareholders
    As reported                                             $ 53          $ 45
    Pro forma                                               $ 52          $ 45

Earnings per common share basic
    As reported                                           $ 0.59        $ 0.53
    Pro forma                                             $ 0.58        $ 0.53

Earnings per common share diluted
    As reported                                           $ 0.57        $ 0.52
    Pro forma                                             $ 0.56        $ 0.52

Stock options granted prior to 1st January 2002 are excluded for the fair value assessment, as permitted under Canadian GAAP.

Transition of CPL option plan - On the effective date of the Plan of Arrangement described in note 14, outstanding options under the CPL Key Employee Stock Option Plan ("KESOP") were replaced pro-rata with new options under the new option plans of the five separately-listed companies, including CP Ships, which were created by the spin-off. Former CPL employees' options over CP Ships shares may be exercised after two years from the original grant date under KESOP in respect to one-half of the number of shares and after three years in respect to the balance and expire ten years after the original grant date.

For the 2003 stock compensation grants, vesting of all of the stock options and one-third of the restricted shares is contingent on the achievement by the company of certain financial performance.

Details of the stock options activity for 2003 and 2002 are as follows:

                                                                                             Weighted Average
                                                                             Number of         Exercise Price
                                                                               Options          ($ per share)
                                                                               -------          -------------
Balance as at 31st December 2001 (489,520 exercisable)                       3,673,520                  7.33
Granted under:
    ESOP                                                                       155,000                  9.66
    DSOP                                                                        24,000                 10.39
Exercised                                                                     (107,733)                 3.90
Forfeited                                                                   (2,213,785)                 4.15
Expired                                                                            (25)                 3.90
                                                                    ----------------------------------------
Balance as at 31st December 2002 (413,989 exercisable)                       1,530,977                  7.11
Granted under:
    ESOP                                                                     1,589,333                 12.64
    DSOP                                                                        24,000                 13.76
Exercised                                                                     (127,790)                 6.17
Forfeited                                                                     (140,287)                 8.92
Expired                                                                         (1,204)                 4.63
                                                                    ----------------------------------------
Balance as at 31st December 2003 (303,707 exercisable)                       2,875,029                 10.36
                                                                    ----------------------------------------



Details of the stock options outstanding as at 31st December 2003 are as follows:

                                               Weighted
                                                Average             Weighted                                Weighted
Range of Exercise                             Remaining              Average                                 Average
Prices                       Options          Contractual     Exercise Price            Options       Exercise Price
($ per share)            Outstanding          Life (years)     ($ per share)        Exercisable         ($ per share)
-----------------------------------------------------------------------------------------------------------------------
3.44                          13,515                 0.5                3.44             13,515                3.44
3.89-3.92                     18,971                 1.5                3.89             18,971                3.89
4.92                          62,018                 5.1                4.92             62,018                4.92
5.11-6.63                    113,203                 4.8                5.54            113,203                5.54
7.84                       1,013,323                 7.8                7.84             48,000                7.84
9.66-10.39                    60,666                 8.5                9.95             24,000               10.39
12.57-17.58                1,593,333                 9.2               12.66             24,000               13.76
                      -------------------------------------------------------------------------------------------------
                           2,875,029                 8.3               10.36            303,707                6.61
                      -------------------------------------------------------------------------------------------------


Details of the restricted shares outstanding for 2003 and 2002 are as follows:

                                                        Number of
                                                Restricted Shares
                                                -----------------

Balance as at 31st December 2001                                -
Granted                                                   704,666
                                             ------------------------
Balance as at 31st December 2002                          704,666
Granted                                                 1,059,579
Forfeited                                                 (90,006)
                                             ------------------------
Balance as at 31st December 2003                        1,674,239
                                             ------------------------

During 2002, 2,114,012 stock options were replaced with 704,666 restricted shares.

Details of the restricted shares outstanding as at 31st December 2003 by year of vesting are as follows:

                                                        Number of
Year of Vesting                                 Restricted Shares
---------------                                 -----------------

2004                                                      637,994
2005                                                    1,036,245
                                             ------------------------
                                                        1,674,239
                                             ------------------------

Of the total restricted shares outstanding at 31st December 2003, it is estimated that 1,295,985 will be exercisable upon vesting based on their vesting criteria. The related compensation expense recognized in 2003 for granting these restricted shares was $6 million (2002: $1 million) and contributed surplus was increased accordingly.

In the event of a change in control of CP Ships, all outstanding options and unvested restricted shares under all plans become immediately exercisable.

(b) Employee share purchase plan

The employee share purchase plan permits full-time employees of the company and its subsidiaries to purchase common shares through payroll deductions. The company contributes approximately $1 for every $6 contributed by an employee. To 31st December 2003, a total of 25,808 (2002: 13,568) common shares have been issued from treasury under this plan. A further 460,624 common shares have been authorized and reserved for issuance under this plan.

16. Supplemental cash flow information

(a) Changes in non-cash working capital

                                                     2003          2002
                                                     ----          ----
Decrease/(increase) in current assets                Restated      Restated
Accounts receivable                                   63            (73)
Prepaid expenses                                       2             (8)
Inventory                                             (3)            (9)
                                                 -----------------------------
                                                      62            (90)

(Decrease)/increase in current liabilities
Accounts payable and accrued liabilities            (101)            90

Increase in non-cash working capital from
    acquisition of businesses (note 6)                 -            (49)
Other changes in non-cash working capital              2              -
                                                 -----------------------------
                                                   $ (37)         $ (49)
                                                 -----------------------------

(b) Non-cash transactions excluded from the consolidated statements of cash flow

                                                            2003          2002
                                                            ----          ----
Capital lease obligations included in
    long-term debt                                           122            22


17. Earnings per share

Basic and diluted earnings per share have been calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that could occur if dilutive stock options and non-vested restricted shares were exercised using the treasury stock method. A reconciliation of the weighted average number of common shares used to calculate basic and diluted earnings per share is as follows:

 (millions of shares)                                       2003          2002
                                                            ----          ----

Weighted average number of common                           89.8          84.8
    shares outstanding for basic earnings
    per share
Effect of dilutive securities
    - stock options                                          1.1           0.6
    - unvested restricted shares                             1.7           0.7
                                                     --------------------------
Weighted average number of common
    shares outstanding for diluted earnings
    per share                                                92.6         86.1
                                                     --------------------------

18. Contingent liabilities

In 2003, CICA Accounting Guideline AcG-14, "Disclosure of Guarantees," was adopted. At 31st December 2003, there were bank and other guarantees, certain of which are collateralized by cash of $5 million, given in the normal course of business of $16 million. The guarantees include $3 million given by financial institutions on behalf of CP Ships to guarantee the payment by third parties for certain operational charges. As at 31st December 2003, there were no outstanding liabilities.

During the normal course of business activity, CP Ships and its subsidiaries are occasionally involved in litigation proceedings. The company is currently defending an action in Belgium that was initiated in 1999 totalling approximately Euro 89 million ($112 million) against it and certain of its subsidiaries relating to termination of contracts for stevedoring and related services. CP Ships intends to defend vigorously this action and does not believe any liability will be incurred and accordingly, no provision has been made in the financial statements with respect to this matter other than for legal costs.

19. Commitments

(a) Capital expenditures - Capital commitments at 31st December 2003 amounted to $2 million.

(b) Operating leases - CP Ships utilizes ships, containers and other equipment and occupies premises under non-cancellable operating leases.

Rent expense under operating leases:

                                                            2003          2002
                                                            ----          ----

Ships                                                        177           207
Containers                                                   153           131
Other                                                         32            27
                                                      -------------------------
                                                           $ 362         $ 365
                                                      -------------------------

There are commitments under operating leases, including obligations under time charters which include certain ship operating expenses, and under long-term bareboat charters. The commitments in each of the next five years and thereafter are:

                                             Current        Future
                                           Operating       Commit-
                                              Leases         ments       Total

2004                                             204             -         204
2005                                             127             1         128
2006                                             105            25         130
2007                                              94            53         147
2008                                              63            59         122
2009 and thereafter                              137           454         591
                                           -----------------------------------
Total payments                                 $ 730         $ 592     $ 1,322
                                           -----------------------------------

Future commitments comprise operating leases and associated management services agreements with a term of up to 10 years for nine new 4250 teu ships which are expected to be delivered between late 2005 and early 2007. The lease terms allow for termination at CP Ships' option on an annual basis from the end of the third year of each lease by giving two years notice and paying a termination fee. The associated management services agreements would terminate at the same time. Under the early termination option, the minimum future lease commitments at 31st December 2003 would be $249 million.

20. Pensions

CP Ships operates a number of defined contribution and defined benefit pension plans throughout the world.

Defined benefit plans are based principally on years of service and compensation levels near retirement. Annual contributions to these plans, which are based on various actuarial cost methods, are made on the basis of not less than the minimum amounts required by national, federal or provincial pension supervisory authorities.

Net benefit plan (credit)/expense for each year for defined benefit plans includes the following components:

                                                        2003          2002
                                                        ----          ----

Service cost - benefits earned during the year             1             1
Interest cost on projected benefit obligation              2             2
Expected return on pension fund assets                    (2)           (2)
Recognized net actuarial loss                              1             -
Amount (released)/provided due to limitation              (4)            2
Curtailment gain                                           -            (2)
                                                  ---------------------------
Net benefit plan (credit)/expense                       $ (2)          $ 1
                                                  ---------------------------

Information about changes in the defined benefit plans is as follows:

                                                        2003          2002
                                                        ----          ----
Change in benefit obligation
Benefit obligation at beginning of year                   35            32
Service cost                                               1             1
Interest cost                                              2             2
Actuarial loss                                             4             2
Curtailment gain                                          (2)            -
Benefits paid                                             (3)           (3)
Exchange rate fluctuation                                  5             1
                                                  ---------------------------
Benefit obligation at end of year                       $ 42          $ 35
                                                  ---------------------------

Change in plan assets
Fair value of assets at beginning of year                 23            25
Actual return on plan assets                               3            (2)
Employer contributions                                     2             2
Benefits paid                                             (3)           (3)
Exchange rate fluctuation                                  4             1
                                                  ---------------------------
Fair value of plan assets at end of year                $ 29          $ 23
                                                  ---------------------------

Included in the above accrued benefit obligation and fair value of plan assets are the following amounts in respect to plans that are not fully funded:

                                                        2003          2002
                                                        ----          ----

Funded status                                            (13)          (12)
Unrecognized net actuarial loss                           16            13
Amount not recognized due to limitation                    -            (4)
                                                  ---------------------------
Accrued benefit asset/(liability)                        $ 3          $ (3)
                                                  ---------------------------

Weighted-average assumptions as of 31st December:

                                                        2003          2002
                                                        ----          ----

Discount rate                                          6.0%          6.1%
Expected return on plan assets                         6.8%          7.0%
Rate of compensation increase                          4.4%          4.2%

There are also a number of defined contribution plans. The net expense in 2003 for such plans was $7 million (2002: $6 million).

21. Segment information

CP Ships provides regional containerized ocean and related inland transportation services across the world in various trade lanes.

It manages its business by aggregating container shipping services into the four major markets that it serves, namely TransAtlantic, Australasia, Latin America and Asia. Container shipping services in other regions and services ancillary to container shipping are separately aggregated. Accordingly, there are five reportable segments.

Revenue and operating expenses are either directly related to the activity in a segment or are centrally managed and, together with general and administrative costs, are allocated across the segments.

Assets are not managed or analyzed by segment and consequently no such segmented analysis is presented. It is impractical to obtain an analysis of revenue by customers' countries of domicile. CP Ships does not rely on any single major customer or group of major customers. No customer accounts for more than 10% of revenue.

                                                        2003          2002
                                                        ----          ----
Revenue                                             Restated      Restated
TransAtlantic                                          1,573         1,328
Australasia                                              515           531
Latin America                                            297           238
Asia                                                     635           508
Other                                                    110            82
                                                  -------------------------
                                                     $ 3,130       $ 2,687
                                                  -------------------------

Expenses
TransAtlantic                                          1,508         1,272
Australasia                                              491           504
Latin America                                            286           217
Asia                                                     647           549
Other                                                     96            69
                                                  -------------------------
                                                     $ 3,028       $ 2,611
                                                  -------------------------

Operating income/(loss) before
exceptional items
TransAtlantic                                             65            56
Australasia                                               24            27
Latin America                                             11            21
Asia                                                     (12)          (41)
Other                                                     14            13
                                                  --------------------------
                                                       $ 102          $ 76
                                                  --------------------------

Depreciation and amortization included in expenses:

                                                        2003          2002
                                                        ----          ----

TransAtlantic                                             69            50
Australasia                                               16            10
Latin America                                             11             9
Asia                                                      17            18
Other                                                      6             6
                                                  ---------------------------
                                                       $ 119          $ 93
                                                  ---------------------------

Geographical analysis of property, plant and equipment and goodwill and other intangible assets:

                                                        2003          2002
                                                        ----          ----

Canada                                                    39            33
United States                                             92            88
Other countries                                           44            56
Ships (1)                                                987           868
Containers (1)                                            73            89
Goodwill and other intangible assets (1)                 607           608
                                                  ---------------------------
                                                     $ 1,842       $ 1,742
                                                  ---------------------------

(1) No ships, containers or goodwill and other intangible assets are located in a particular country.

22. Subsequent events

(a) Issuance of convertible senior subordinated notes
Subsequent to 31st December 2003, CP Ships completed the issue of 4% convertible senior subordinated notes due 2024 in an aggregate principal amount of $200 million. The notes are convertible into common shares under certain specified conditions at an initial conversion price of approximately US$ 25.22 per share. CP Ships may call the notes for cash at any time after 3rd July 2009. Holders of notes may put the notes to CP Ships in exchange for cash on 30th June 2009, 30th June 2014, and 30th June 2019. Proceeds of the offering have been used to reduce borrowings under the secured revolving credit facilities.

(b) Litigation
CP Ships is aware that certain securityholder class action lawsuits have been filed against the company in New York and California. Press releases issued by the plaintiffs in those lawsuits make reference to the company's restatement of financial results announced on 9th August 2004. CP Ships has not been served with copies of the complaints of any of these lawsuits. The outcome and the amount of these claims are not yet determinable and accordingly, no provision has been made in these financial statements with respect to these matters.

23. Differences between accounting principles generally accepted in Canada & in the United States

Summary of differences - The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which differ in certain respects from accounting principles generally accepted in the United States ("US GAAP"). The material differences are described below along with their effect on the Consolidated Statements of Income, Retained Earnings, Consolidated Balance Sheets and Consolidated Statements of Cash Flow. Certain additional disclosures as required under US GAAP have not been provided as permitted by the Securities and Exchange Commission.

(a) Derivative financial instruments - FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by FAS 137 and 138, is applied for the purpose of presenting US GAAP financial information.

FAS 133 requires that all derivative instruments be recorded as assets or liabilities on the balance sheet at fair value. Changes in the fair value of derivatives are recorded in each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction.

Embedded derivatives Certain customers are offered the option to pay invoices in either US$ or the local currency of the customer using exchange rates fixed at the date of invoicing. These terms constitute an embedded derivative and for US GAAP are accounted for under FAS 133 which requires revaluing these derivatives to fair value and recording a liability with the offset to net income. There is no such requirement under Canadian GAAP.

Interest rate swaps Interest rate swap agreements are used to manage interest rate risk. These swaps are accounted for as hedges under Canadian GAAP. Under US GAAP, not all of the criteria for hedge accounting are met and therefore outstanding interest rate swap agreements have been marked-to-market through earnings.

Foreign currency contracts Derivatives, which are designated as cash flow hedges for Canadian GAAP, are used to hedge certain anticipated foreign currency expenditures.

Under Canadian GAAP, gains and losses on foreign exchange hedge contracts are recognized in income in the period that the hedged exposure is recognized in income, which is the same period in which the instrument is settled. Except for cross-currency swaps relating to the Canmar Venture and Spirit lease obligations (note 13), not all of the criteria for hedge accounting under US GAAP are met and therefore outstanding hedges have been marked-to-market through earnings.

Bunker fuel price contracts Bunker fuel price contracts are used to hedge fuel prices. Under Canadian GAAP, payments or receipts on bunker fuel price hedge contracts are recognized in the income statement concurrently with the hedged transaction and netted against the hedged item. Under US GAAP, not all of the criteria for hedge accounting are met and therefore outstanding contracts are marked-to-market through earnings.

(b) Acquisition-related costs - Prior to 1st January 2001, there were differences between Canadian and US GAAP as to the timing of the recognition of certain liabilities associated with acquisition-related integration and reorganization costs. Further, in the past under US GAAP certain of these costs were charged to the income statement rather than being allocated to the cost of the acquisition, with a consequent effect on the amount of goodwill and the subsequent annual amortization charge. Differences in the balance of goodwill will remain because from 1st January 2002 goodwill has not been amortized under either Canadian or US GAAP.

(c) Pension costs - The treatment of pension costs is similar under both Canadian and US GAAP with certain exceptions. The differences affecting CP Ships are the additional minimum liability required under US GAAP and the recoverable surplus limitation required under Canadian GAAP. These items account for the US GAAP reconciliation items.

(d) Stock-based compensation - Under Canadian GAAP, compensation expense is not recognized for stock options. Any consideration paid by employees on the exercise of stock options is credited to share capital. For US GAAP under APB 25, the difference between the market value at the date of grant and the grant price of the stock option or issuance of shares to employees would be recognized as compensation expense.

Under both Canadian and US GAAP the issuance of shares to employees is recognized as compensation expense based on market value at the date of grant.

(e) Ships - During August 2002, four ships were purchased that were previously bareboat chartered. Under Canadian GAAP, these charters were accounted for as operating leases. However, the ships were owned by special purpose entities that were consolidated under US GAAP. Consequently, for US GAAP a loss on extinguishment of debt was recorded at purchase while this amount was capitalized as part of the cost of the ships for Canadian GAAP. At 31st December 2003, the difference in equity of $22 million represents the difference in capitalized ship costs between US and Canadian GAAP and will be reduced as the assets are depreciated.

(f) Capitalized interest - Under Canadian GAAP, CP Ships does not capitalize interest on construction of assets. US GAAP requires interest incurred as part of the costs of constructing assets to be capitalized and amortized over their estimated useful lives.

(g) Restructuring costs - Prior to 31st March 2003, there were differences between Canadian GAAP and US GAAP as to the timing and recognition of certain liabilities associated with the accounting for costs associated with an exit activity. US GAAP requires that all costs associated with an exit activity should be recognized when liabilities are actually incurred, whereas under Canadian GAAP, certain costs could be recognized when it was decided to execute an exit plan resulting in the incurrence of costs that have no future economic benefit.

(h) Compensation expense & treasury stock - Rabbi Trust - The US employee deferred compensation plan assets held in a Rabbi Trust are not consolidated under Canadian GAAP. However, in accordance with US GAAP, assets held in a Rabbi Trust are included in the financial statements of the employer, with a corresponding amount recorded as a deferred compensation obligation. CP Ships stock held by the Rabbi Trust is classified as treasury stock and is excluded from the average number of common shares outstanding. The deferred compensation obligation is adjusted each period with a corresponding charge (or credit) to compensation expense to reflect the fair value of the amount owed to the employees.

(i) Other comprehensive income - US GAAP requires the disclosure, as other comprehensive income, of changes in equity during the period from transactions and other events from non-owner sources. Canadian GAAP does not require similar disclosure.

Other comprehensive income under US GAAP in these financial statements arises from foreign currency translation adjustments and additional minimum pension liability.

(j) Recent US GAAP pronouncements - In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities." FIN 46 requires that companies that control another entity through interests other than voting interests should consolidate the controlled entity. FIN 46 is effective for variable interest entities created or modified after 31st January 2003 and to any variable interest entities in which the company obtains an interest after that date. A FASB Staff Position issued in October 2003 deferred the effective date of FIN 46 to the first interim or annual period ending after 15th December 2003 for entities created before 1st February 2003 if certain criteria are met. The requirements of FIN 46 did not have a material impact on the results of operations or financial position of CP Ships in 2003.

In April 2003, the FASB issued Statement No. 149 ("SFAS 149"), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and requires that contracts with comparable characteristics be accounted for similarly. The provisions of SFAS 149 are effective for contracts entered into or modified after 30th June 2003 and for hedging relationships designated after 30th June 2003. The requirements of SFAS 149 did not have a material impact on the results of operations or financial position of CP Ships in 2003.

In May 2003, the FASB issued Statement No. 150 ("SFAS 150"), "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS 150 establishes standards for the classification and measurement of financial instruments with characteristics of both liabilities and equity. SFAS 150 was originally to be effective for all financial instruments entered into or modified after 31st May 2003 or otherwise at the beginning of the first interim period beginning after 15th June 2003 and was to be applied prospectively. However, on 29th October 2003, the FASB decided to defer the provisions of paragraphs 9 and 10 of SFAS 150 as they apply to manditorily redeemable non-controlling interests. These provisions require that mandatorily redeemable minority interests within the scope of SFAS 150 be classified as a liability on the parent company's financial statements in certain situations, including when a finite-life entity is consolidated. The deferral of those provisions is expected to remain in effect while these interests are addressed in either Phase II of the FASB's Liabilities and Equity Project or Phase II of the FASB's Business Combinations Project. The Board also decided to (i) preclude any "early" adoption of the provisions of paragraph 9 and 10 for these non-controlling interests during the deferral period, and (ii) require the restatement of any financial statements that have been issued where these provisions were applied to mandatorily redeemable noncontrolling interests. SFAS 150 is not expected to have any impact on CP Ships' financial position or results of operations.

(k) As described in note 2, the Company has restated its financial statements for certain items described therein. The adjustments described in that note also impact the US GAAP financial information for the two years ended 31 December 2003 as set out below.


                                                               31st December      31st December
US$ millions                                                       2003               2002
------------------------------------------------------------------------------------------------
Net income - US GAAP - as
previously reported                                                 71                 40

Adjustments                                                        (29)                (7)
                                            ----------------------------------------------------

Net income - US GAAP - as restated                                  42                 33
                                            ----------------------------------------------------

                                                               31st December      31st December
US$ millions                                                       2003               2002
------------------------------------------------------------------------------------------------

Equity -  US GAAP - as previously
reported                                                          1,233              1,164

Adjustments                                                        (36)                (7)
                                            ----------------------------------------------------

Equity - US GAAP - as restated                                     1,197              1,157
                                            ----------------------------------------------------




(l) Statements of consolidated income & shareholders' equity Reconciliation of net income under Canadian GAAP to net income under US GAAP:

(US$ millions except per share amounts)                                                         Year ended 31st December
                                                                                                   2003             2002
                                                                                                   ----             ----
                                                                                               Restated         Restated
Net income - Canadian GAAP                                                                           53               45
US GAAP adjustments:
    Embedded derivatives                                                                             (7)               -
    Interest rate swaps                                                                              (1)               4
    Foreign currency contracts                                                                        1                -
    Bunker fuel price contracts                                                                       1                -
    Acquisition-related costs                                                                         -               (3)
    Pension costs                                                                                    (4)               2
    Stock-based compensation                                                                         (3)               -
    Ships                                                                                             1              (20)
    Capitalized interest                                                                             (1)               5
    Restructuring costs                                                                               3                -
    Compensation expense - Rabbi Trust                                                               (1)               -
    Tax effect of US GAAP adjustments                                                                 -                -
                                                                                          ---------------------------------
Net income - US GAAP                                                                                 42               33
Other comprehensive income:
    Foreign currency translation adjustments                                                         14                2
    Additional minimum pension liability                                                             (7)              (6)
                                                                                          ----------------------------------
Comprehensive income - US GAAP                                                                     $ 49             $ 29
                                                                                          ----------------------------------

Earnings per common share basic ($ per share)
  Canadian GAAP                                                                                 $ 0.59           $ 0.53
  US GAAP                                                                                       $ 0.47           $ 0.39
Earnings per common share diluted ($ per share)
  Canadian GAAP                                                                                 $ 0.57           $ 0.52
  US GAAP                                                                                       $ 0.45           $ 0.38
Average number of common shares outstanding basic (millions)
    Canadian GAAP                                                                                 89.8             84.8
    US GAAP                                                                                       89.6             84.8
Average number of common shares outstanding diluted (millions)
    Canadian GAAP                                                                                 92.6             86.1
    US GAAP                                                                                       92.6             86.1

Reconciliation of equity under Canadian GAAP to equity under US GAAP:
                                                                                                     As at 31st December
                                                                                                   2003             2002
                                                                                                   ----             ----
                                                                                               Restated         Restated
Equity - Canadian GAAP                                                                            1,278            1,218
US GAAP adjustments:
    Embedded derivatives                                                                             (9)              (2)
    Interest rate swaps                                                                               3                4
    Foreign currency contracts                                                                        1                -
    Bunker fuel price contracts                                                                       1                -
    Acquisition-related costs                                                                       (44)             (44)
    Pension costs                                                                                   (12)              (1)
    Stock-based compensation                                                                         (3)               -
    Ships                                                                                           (22)             (23)
    Capitalized interest                                                                              4                5
    Restructuring costs                                                                               3                -
    Compensation expense - Rabbi Trust                                                               (1)               -
    Treasury stock - Rabbi Trust                                                                     (2)               -
    Tax effect of US GAAP adjustments                                                                 -                -
                                                                                          ---------------------------------
Equity - US GAAP                                                                                $ 1,197          $ 1,157
                                                                                          ----------------------------------
